2008 Annual Report


09010474

Knoll

Dear Fellow Shareholder:

I am extremely proud of what our team accomplished and the results that we delivered in 2008. Our strategy of focusing on high design content businesses is driving our results as we celebrate 70 years of design leadership. Overall, in spite of a challenging macro-economic environment impacting both industry demand and input costs, we:

- grew sales 6% versus a decline of 2% for our industry (as reported by The Business and Institutional Furniture Manufacturer's Association ("BIFMA"));
- improved our gross margins from 34.6% to 35.3%;
- maintained our industry leading operating margins above 13%*;
- delivered $150.0* million of adjusted operating profits (up $7.0 million from 2007); and
- grew our adjusted earnings per share by 28% to $1.88*.

Clearly, what we have achieved since the last industry downturn began in 2001 puts Knoll in a stronger position to face whatever the next couple of years may bring. Our sources of revenue are significantly more diversified and less dependent on North American office system demand trends in particular. Our higher margin, more diverse Specialty businesses now compose a much greater part of our revenue and profitability, and our International sales outside of North America in 2009 represented the largest portion of our revenues ever. From a financial perspective, our balance sheet is strong with our outstanding debt near the lowest it has been in the past decade with leverage also at near record low levels. As of December 31, 2008, we had approximately $159.3 million in availability under our existing credit facility.

As with many industries, from a macro-economic standpoint the key drivers of demand for our products are meaningfully deteriorating. As a result, it is easy to be concerned with future business prospects. However, as I look across Knoll I also see great reason for optimism. First, there are projects out there to win and we are well positioned on some of the most important ones. Second, I believe that our pipeline of new products — from major seating initiatives, to our new storage collection and across our Specialty businesses — is the richest it has ever been. Not only will we benefit in 2009 from these efforts, but in 2010-2011 we also have concrete designs that will build on our incipient strength in seating and anticipate new work styles on the systems front. Historically, seating has outperformed other categories in a downturn and we could not be better positioned to grow in this increasingly important category.

Additionally, we anticipate a couple of macro-economic trends in 2009 that should help ameliorate some of the difficulty we expect to experience on the top line. First and foremost has been the turnaround in the inflation picture. While commodity costs can be volatile, we anticipate that some of our key commodity costs will decrease or at least stabilize during 2009. Second, foreign exchange has cost us significantly over the past couple of years, yet with the strengthening of the U.S. dollar relative to the Canadian dollar, we have a tailwind that we expect will help us with our margins. The two wildcards remain volume and price and we will have to stay flexible as we react to the conditions that present themselves.

In 2009, we have been and will continue to be extremely disciplined about the areas in which we invest, focusing on those new product initiatives that we believe will have the biggest "bang for the buck," along with selective investments in sales, marketing and operations. We will continue to be very careful with non-essential spending. We took actions in 2008, and again in early 2009, to reduce headcount and operating expenses. We know that we are in an inherently cyclical business, and as a result have developed a proven business model that allows us to remain flexible and rapidly adjust our costs to the particular economic environment.

In closing, let me remind you that at Knoll we believe that it is human nature to try and improve our condition by seeking out better ways to live, work and play. It is the role of our designers to see life not as it is but as it could be, to uncover unmet needs and opportunities and then to not just solve those problems but develop beautiful products that transcend mere solutions. This is what we have done for 70 years and what we will keep doing in 2009 to excite our customers, our dealers and the architects and designers who specify our products. Thank you for your continued support of our mission.

Sincerely

Andrew Cogan
CEO
Knoll, Inc.

* For a reconciliation of the non-GAAP financial measures used herein to the comparable GAAP financial measures, see "Reconciliation of non-GAAP Financial Measures" on page S-2 of this annual report.

** This annual report contains forward-looking statements that are based on numerous assumptions about future events and conditions which may prove to be inaccurate. See "Forward-Looking Statements" beginning on page 30 of this annual report.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-12907

KNOLL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3873847**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1235 Water Street
East Greenville, PA 18041
(215) 679-7991
(Address, including zip code, and telephone number including area code of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the issuer is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act.) Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐, Accelerated filer ☒, Non-accelerated filer ☐, Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $483,902,000 based on the closing sale price as reported on the New York Stock Exchange.

As of February 27, 2009 there were 47,080,270 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this report on Form 10-K to the extent stated therein.

TABLE OF CONTENTS



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PART I

ITEM 1. BUSINESS

General

We are a leading designer and manufacturer of workplace furnishings, textiles and fine leathers. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 250 professionals and a broad network of approximately 220 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in award winning products, including the innovative *LIFE*™ chair and *AutoStrada*® office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve strong financial performance.

Our management evaluates the company as one reporting segment in the office furniture industry. For further information on segment reporting, see note 17 in the accompanying financial statements.

Products

We offer a comprehensive and expanding portfolio of high quality office furniture, textiles and leather across five product categories: (i) office systems, which are typically modular and moveable workspaces with functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting; (ii) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories and leathers and related products; (iii) seating; (iv) files and storage; and (v) desks, casegoods and tables. Historically, we have derived most of our revenues from office systems and from specialty products, including our *KnollStudio*® collection of signature design classics furnishings, *KnollTextiles*® fabrics, *Spinneybeck*® leathers, *Edelman Leather*®, and *KnollExtra*® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, casegoods and tables. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $8 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Major product categories and lines include:

Systems Furniture

We believe that office systems purchases are divided primarily between (i) architect and designer-oriented products and (ii) entry-level products with technology, ergonomic and functional support. Our office systems furniture reflects the breadth of these sectors with a variety of planning models and a corresponding depth of product features. Our systems furniture can define or adapt to virtually any office environment from collaborative spaces for team interaction to private executive offices.

Systems furniture consists principally of functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting. These components are combined to create flexible, space-efficient work environments that can be moved, re-configured and re-used. Clients, often working with architects and designers, have the opportunity to select from a wide selection of laminates, paints, veneers and textiles to design workspaces appropriate to their organization's personality. Our systems furniture product development strategy aims to insure that product line enhancements can be added to clients' existing installations, maximizing the value of the clients' investments in Knoll systems products over the long-term.

Office systems furniture accounted for approximately 48.6% of our sales in 2008, 53.2% of our sales in 2007 and 56.5% of our sales in 2006.

Our systems furniture product lines include the following panel and desk-based planning models:

AutoStrada®

AutoStrada, which we began shipping in the second half of 2004, is one of the most comprehensive office concepts that we have developed. *AutoStrada* provides aesthetic and functional alternatives to traditional panel-based and desk-based systems furniture with four planning models that combine high-performance furniture with the look of custom millwork. The *AutoStrada* spine-based, storage-based, wall-based and collaborative/open table planning models leverage a consistent design aesthetic to create a distinctively modern office environment. Whether an office requires a high performance open plan system, architectural casegoods, progressive private office furniture or a collaborative "big table" concept, *AutoStrada* provides a solution. In 2004, at NeoCon®, our national industry tradeshow, *AutoStrada* received a silver 2004 *Best of NeoCon®* award.

Reff®

Reff is our flagship wood systems furniture platform. It combines the high performance capabilities of panel-based systems furniture and the refined elegance of wood casegoods, showcasing sophisticated all-wood construction and precisely crafted detail. *Reff* is available in an extensive range of veneers, durable laminates and metal options that can be used interchangeably in panel-based open areas as well as in private offices, as freestanding casegoods. *Reff* offers clients a variety of flexible panel types, making it easy to create virtually any type of workstation and has extensive power and data management capabilities for data and communications technology.

Currents®

Our award-winning and innovative *Currents* system provides advanced power and data capabilities to organizations that require maximum space-planning freedom, advanced technology support and the mobility of freestanding furniture. The groundbreaking *Currents* service wall divides space and manages technology. *Currents* may be used in tandem with existing systems furniture, removing the constraints imposed by conventional panel systems. *Currents* also integrates with competitors' systems and freestanding furniture.

Morrison™

Our *Morrison* furniture system, which meets essential power and data requirements for panel and desk-based planning and private offices, offers one of the broadest ranges of systems performance in the industry. *Morrison* 120-degree panel-based planning extends the *Morrison* legacy of systems planning flexibility through a definitive vocabulary of universal systems components. *Morrison* has been upgraded continually with interchangeable enhancements from its *Morrison Network, Morrison Access* and *Morrison Options* lines. In addition, *Morrison* integrates with *Currents* to provide advanced wire management capabilities, as well as with our *Calibre* and *Series 2* desks, pedestals, lateral files, overhead storage cabinets and architectural towers to provide compatible, cost-effective panel and desk-based solutions.

Equity®

The distinguishing feature of our *Equity* product is its unique centerline modularity, which maximizes the efficient use of space for high-density workplaces with a minimal inventory of parts. *Equity* incorporates power and data capabilities, including desktop features, and integrates with *Currents*, which is described above, to provide advanced wire management capabilities. *Equity* components also create modular freestanding desks, and *Equity* 120-degree planning enables clients to create sleek, hexagonal configurations that are well suited for call and data centers. For both 90- and 120-degree *Equity* planning, a variety of components, including add-on screens, bi-fold doors and side-door components, accommodate clients' needs for privacy and storage. *Equity* continues to be an industry leader in terms of sustainable design.

Dividends Horizon®

Dividends Horizon®, introduced in 2007, extends the *Dividends* portfolio of workplace solutions introduced in 1998 with new planning opportunities for the individual workstation, focusing on new materials and furniture that evolve the office landscape with a layered approach to furniture design. Focusing on exceptionally light and transparent materials and practical, personalized storage solutions, *Dividends Horizon* creates rich spatial environments for the contemporary workspace. *Dividends Horizon* received a silver 2007 *Best of NeoCon®* award.

The system's enduring success is based on a straightforward, versatile frame-and-tile construction, featuring a universal panel frame. Removable panel inserts, which can be ordered in fabric, steel, glass or as marker boards, meet a range of clients' design and budgetary needs. The *Dividends Horizon* panel frame enables clients to utilize either monolithic, tiled or beltway panel type for applications throughout the workplace, and power and data access may be located virtually anywhere on the panel. The panel, in combination with the universal post, makes the *Dividends Horizon* system easy to re-configure, and workstations do not have to be disassembled to make changes to the panel. *Dividends Horizon* accommodates off-module planning, encouraging workstation design flexibility as well as the placement of freestanding *Dividends* desk components.

Seating

We continuously research and assess the general landscape of the office seating market, and tailor work chair product development initiatives to enhance our competitive position for ergonomics, aesthetics, comfort and value. We believe that the result of these efforts is an increasingly innovative, versatile seating collection consistent with the Knoll brand.

Key client criteria in work chair selection include superior ergonomics, aesthetics, comfort, quality and affordability, all of which is consistent with our strengths and reputation. We believe that we offer an excellent and fully competitive line-up of chairs at a range of price points and performance levels and constructed from varying materials, including mesh, plastic and upholstery.

Our seating product lines are designed and engineered for clients in businesses of all sizes who seek distinctive, comfortable, high performance executive, task, conference and visitor chairs. The *LIFE™*, *RPM®*, *Sapper™*, *Bulldog®*, *SOHO™*, *Chadwick™*, and *Essentials™* product lines offer a range of ergonomic features at various price levels.

In January 2006, we introduced our *Essentials™* chair collection designed by Jeffrey Bernett, and in 2005 we introduced the *Chadwick™* product line designed by Don Chadwick. Both of these work chair offerings target the middle-market and entry price segment.

Seating accounted for approximately 9.8% of our sales in 2008, 11.2% of our sales in 2007 and 10.7% of our sales in 2006.

Our principal seating lines are:

LIFE™. *LIFE*, introduced in 2002, has become an industry benchmark for ergonomic and sustainable design. Recognized for its overall lightness and agility, *LIFE* features intuitive adjustments that bring comfort and effortless control to a new performance level with an extensive range of supportive sitting options and responsive lumbar support.

RPM®. *RPM*, recognized for outstanding comfort, extraordinary performance and exceptional value, is offered with distinctive fabrics that reflect its stylish design. Engineered for durability, *RPM* delivers comfort and support, especially for 24-hour work environments.

Chadwick™. *Chadwick*, introduced in 2005, is an innovative hybrid seating design that accommodates the changing needs of today's workplace and home office.

Essentials™. *Essentials*, introduced in January 2006, is a traditional, tailored, practical work chair designed to offer the ergonomic comfort and traditional appeal of fully upholstered task chair at an incredible value. *Essentials* Work Chairs two models, the Pro™ and Tech™, are a comprehensive range of three task and two side chairs suitable to any office style from the traditional to the progressive. In 2007, the *Sport*™ model was introduced expanding the *Essentials* chair family. The *Sport*™ is a supportive, inviting work chair designed to be adaptable to any environment.

Files and Storage

Our files and storage products, featuring the *Calibre* and *Series 2* product lines, are designed with unique features to maximize storage capabilities throughout the workplace. Our core files and storage products consist of lateral files, mobile pedestals and other storage units, bookcases and overhead storage cabinets. In 2004, the breadth of our storage products was expanded by introducing new storage towers, including wardrobe towers, bookcase towers and display towers. Knoll *Calibre* storage towers received a silver 2004 *Best of NeoCon*® award.

The range of files and storage completes our product offering, allowing clients to address all of their furniture needs with us, especially in competitive bid situations where Knoll office systems, seating, tables and desks have been specified. The breadth of the product line also enables our dealers to offer the files and storage as stand alone products to businesses with smaller requirements.

Files and storage are available in an extensive array of sizes, configurations and colors, which can be integrated with other manufacturers' stand-alone furniture, thereby increasing our penetration in competitor accounts. In addition, certain elements of the product line can be configured as freestanding furniture in private offices or open-plan environments.

Files and storage accounted for approximately 7.7% of our sales in 2008 and 2007, and 8.3% of our sales in 2006.

Desks, Casegoods, and Tables

We offer collections of adjustable tables as well as meeting, conference, training, dining, and café tables for large scale projects and stand-alone desks and table desks. These items are also sold as stand-alone products through Knoll dealers to businesses with smaller requirements.

Our *Interaction*™ and *Upstart*™ product lines include adjustable, work, meeting, conference and training tables. These product lines range from independent tables to tables suitable for workstations that support individual preferences for computer and writing heights to plannable desks that can be linked together to build and reshape larger work areas. Additionally, *Interaction* tables are designed to be compatible with *Dividend Horizons*, *Equity*, *Morrison* and *Reff* office systems.

Our principal desk product lines, detailed to meet the needs of the contemporary office, offer traditional wood casegoods construction synonymous with the Knoll standard of quality. These desk product lines include *Magnusson®* and *The Graham Collection®* (introduced in 2007) and are designed especially to serve the day-to-day wood casegoods requirements of Knoll dealers.

Desks, Casegoods, and Tables accounted for approximately 1.4% of our sales in 2008, 0.4% of our sales in 2007 and 0.5% of our sales in 2006.

Specialty Products

Our *KnollStudio®*, *KnollTextiles®*, *KnollExtra®*, *Spinneybeck®* , and *Edelman Leather®* businesses serve as a marketing and distribution umbrella for our portfolio of specialty product lines. These businesses, which represented 22.7% of our revenue in 2008, are our highest margin product lines and enhance our design and quality reputation.

KnollStudio is a renowned source for classic modern furniture and spirited new designs of unparalleled quality for the workplace, home, hotels, restaurants and government and educational institutions. The *KnollStudio* portfolio includes a range of lounge seating; side, café and dining chairs; barstools; and conference, dining and occasional tables. *KnollStudio* has a long history of working with celebrated architects and designers from around the world, including Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Isamu Noguchi, Warren Platner, Frank Gehry, Maya Lin, Jens Risom, Kazuhide Takahama, and Ross Lovegrove. In addition, *KnollStudio* manufactures a collection of original furniture designs by Florence Knoll. In 2006, *KnollStudio* collaborated with renowned New York-based architectural firm Shelton, Mindel & Associates to produce a range of elegant lounge seating, an innovative wood side chair and a series of low tables. In 2008, *KnollStudio* collaborated with Milanese architect Cini Boeri on an eponymous collection of lounge furnishings and with New York interior designer Joseph Paul D'Urso on a lounge collection. Both designers were renewing relationships with Knoll that had begun with signature collections decades ago.

In 2004, *KnollStudio* established *Knoll Space* as a formalized sales program for the retail market, making it easier for consumers to bring the best of Knoll furnishings into their home and home office. The program consists of independent specialty retailers and e-tailers nationwide that sell our iconic modern classics and selected contemporary designs as well as selected products with crossover home office appeal. Through this program we sell our *KnollStudio* and selected other products through approximately 50 retailers, with an aggregate of over 120 locations.

KnollTextiles®, established in 1947 to create high-quality textiles for Knoll furniture, offers upholstery, panel fabrics, wallcoverings and drapery that harmonize color, pattern and texture. *KnollTextiles®* offers products for corporate, hospitality, healthcare and residential interiors. *KnollTextiles®* products are used in the manufacture of Knoll furniture and are sold to clients for use in other manufacturers' products. In 2008, *KnollTextiles®* introduced *Knoll Luxe®*, a new brand of fashion forward textiles created by *KnollTextiles®* creative director Dorothy Cosonas. In 2008, along with the ongoing contributions of guest designer Suzanne Tick, the division launched a *Knoll Luxe®* collection by the celebrated fashion designers Proenza Schouler. For each of the past five years, *KnollTextiles®* has received prestigious *Best of NeoCon* awards. During 2008, *KnollTextiles®* received three *Best of NeoCon®* gold awards: Cosonas's debut collection of *Knoll Luxe®* in the upholstery category, Suzanne Tick's *Amplify* and *Bandwidth* for panel fabric; and *Escala,* also by Tick, for drapery. In 2007, *KnollTextiles®* received two *Best of NeoCon®* awards, one for *Mira* and *Cyclone* which are part of the *KnollTextiles®* Archival Collection, and one for Tick's new wallcovering, the *Lusterware Collection.* In 2006, *Knoll Textiles®* received two *Best of NeoCon®* awards, one for Cosonas's Spring 2006 Collection in the upholstery category, and one for Tick's *Hard Rock* and *Palladium* in the panel fabric category.

KnollExtra offers accessories that complement Knoll office furniture products, including technology support accessories, desktop organizational tools, lighting and storage. *KnollExtra* integrates technology comfortably into the workplace, meeting the increased demand for flat panel monitor supports, central processing unit holders as cable management, which deliver adjustability and space savings. In 2005, *KnollExtra* received the silver *Best of NeoCon®* award for the *Copeland Light™*.

Spinneybeck Enterprises, Inc. ("Spinneybeck"), our wholly owned subsidiary, offers leathers and related products, including leather rugs and wall panels. *Spinneybeck* supplies high-quality upholstery leather for use on Knoll furniture and for sale directly to clients, including other office furniture manufacturers, upholsterers, aviation, custom coach and boating manufacturers.

Edelman Leather, LLC. Edelman Leather LLC, our wholly owned subsidiary, which we formed to acquire Teddy & Arthur Edelman, Limited in October 2007, supplies fine leathers to residential, hospitality, aviation and contract office furniture markets.

Specialty products accounted for approximately 22.7% of our sales in 2008, 19.0% of our sales in 2007 and 16.2% of our sales in 2006.

European Products

Knoll Europe has a product offering that allows clients to purchase a complete office environment from a single source. In addition, we offer certain products designed specifically for the European market. In 2006, we introduced the new *Wa*™ desking system. *Wa*™ reinvents desks and storage through its design and construction in a linear and well proportioned modern vernacular. Our presence in the European market provides strategic positioning with clients that have international offices where they would like to maintain their Knoll facility standard. In addition to working with North American clients' international offices, we also have a local European client base.

In Europe, the core product categories include: (i) desk systems, including the *Wa*™ desking system the *KnollScope,* and the *PL1* system; (ii) *KnollStudio*; (iii) seating, including a comprehensive range of chairs; and (iv) storage units, which are designed to complement Knoll desk products.

Knoll Europe accounted for approximately 9.9% of our sales in 2008, 8.5% in 2007 and 7.8% in 2006.

Product Design and Development

Our design philosophy reflects our historical commitment to working with the preeminent industrial designers and architects to develop products that delight and inspire. By combining the designers' creative vision with our commitment to developing products that address changing business needs, we continue to generate strong demand for our product offerings while cultivating brand loyalty among target clients. Our enviable history of nurturing design partner relationships continues to attract the world's leading designers. In addition, these types of collaborations are consistent with our commitment to a lean organizational structure and incentive-based compensation, by utilizing a variable royalty-based fee as opposed to the fixed costs typically associated with a larger in-house design staff.

Product initiatives rely upon a New Product Commercialization Process to ensure quality and repeatability of the development process. This helps to reduce product development cycle time and improves the quality of output. We use Pro/ENGINEER® design tools and rapid prototyping technology to reduce product design and development lead times and to improve responsiveness to special requests for customized solutions. Working very closely with the designers during the early phase of development helps to ensure the most viable products that balance innovative, modern design with practical, functional style. Cross-functional teams are formed for all major development efforts with dedicated leaders to facilitate a seamless flow into manufacture and accountability on cost and schedule. Increasingly, major emphasis on total environmental impact is factored in to material selection and manufacturing process decisions.

Research and development expenses, which are expensed as incurred, were $16.3 million for 2008, $15.9 million for 2007, and $12.7 million for 2006.

Sales and Distribution

We generate sales with our direct sales force and a network of independent dealers, who jointly market and sell our products. We generally rely on these dealers to also provide a variety of important specification, installation and after-market services to our clients. Our dealers generally operate under one-year, non-exclusive agreements.

Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries including education, healthcare and hospitality. Our direct sales force and independent dealers in North America work in close partnership with clients and design professionals to specify distinctive work environments. Our direct sales representatives, in conjunction with the independent dealers, sell to and call directly on key clients. Our independent dealers also call on many other medium and small sized clients to provide seamless sales support and client service. We have over $8 billion installed base of office systems, which provides a strong platform for recurring and add-on sales.

Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our strong relationships with architects and design professionals help us stay abreast of key workplace trends and position us to better meet the changing needs of clients. For example, we have invested in training all of our architect and designer specialists as Leadership in Energy and Environmental Design ("LEED®") accredited professionals to help clients better address environmental issues that arise in the design of the workplace.

We have aligned our sales force to target strategic areas of opportunity. For example, our healthcare division was created to target healthcare related businesses. We have also placed sales representatives and technical specialists into certain dealerships to support programs such as *Knoll Essentials.*

In addition to coordinating sales efforts with the sales representatives, the dealers generally handle project management, installation and maintenance for client accounts after the initial product selection and sale. Although many of these dealerships also carry products of other manufacturers, they have agreed not to act as dealers for our principal direct competitors. We have not experienced significant dealer turnover. Our dealers' substantial commitment to understanding our product lines, and their strong relationships with us, serve to discourage dealers from changing vendor affiliations. We are not significantly dependent on any one dealer, the largest of which accounted for less than 6.5%, 6.8% and 8.2% of our North American sales in 2008, 2007 and 2006, respectively.

We provide product training for our sales force and dealer sales representatives, who make sales calls primarily to small to medium sized businesses. As part of our commitment to building relationships with our dealer sales representatives, we introduced the *Knoll Essentials* program in January 2004. *Knoll Essentials* is a catalog program developed in response to dealer requests for a consolidated, user-friendly selling tool for day-to-day systems, seating, storage and accessory products. The *Knoll Essentials* program includes dealer incentives to sell our products. We also employ a dedicated team of dealer sales representatives to work with our dealerships.

No single client represented more than 5.6% of our North American sales during 2008. However, a number of U.S. government agencies purchase products through multiple contracts with the General Services Administration, or GSA. Sales to U.S. government entities under the GSA contracts aggregated approximately 8.8% of our consolidated sales in 2008, with no single U.S. government order accounting for more than 1% of consolidated sales. The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract.

In Europe, we sell products in largely the same manner as in North America-through a direct sales force and a network of dealers-with the majority of sales coming from the United Kingdom, France and Italy, as well as export markets in the Middle East. We also sell products designed and manufactured in North America to the international operations of core clients.

Manufacturing and Operations

We operate manufacturing sites in North America, with plants located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan, and Toronto, Canada. In addition, we have two plants in Italy: one in Foligno and one in Graffignana. We manufacture and assemble products to specific customer order and operate all facilities under a philosophy of continuous improvement, lean manufacturing and efficient asset utilization. All plants are registered under ISO 9000, an internationally developed set of quality criteria for manufacturing companies. Additionally, the North American plants are ISO 14001 certified, which reflects our commitment to environmentally responsible practices.

In 2006, our East Greenville location received a "Star" rating under the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). A Star rating is the highest a company can obtain in OSHA's premier partnership program and to achieve this rating our East Greenville site had to demonstrate a comprehensive safety and health process with strong management leadership, include all employees as active participants and ensure an injury rate substantially below the average for the industry. The Star rating allows us to join an elite and exclusive group of less than 1,500 companies nationwide that have demonstrated the dedication and commitment to safety.

The root of our continuous improvement efforts lies in the philosophy of lean manufacturing that drives operations. As part of this philosophy, we partner with suppliers who can supply our facilities efficiently, often with just-in-time deliveries, thus allowing us to reduce our raw materials inventory. We also utilize "Kaizen" work groups in the plants to develop best practices to minimize scrap, time and material waste at all stages of the manufacturing process. The involvement of employees at all levels ensures an organizational commitment to lean and efficient manufacturing operations.

In addition to the continued focus on enhancing the efficiency of the manufacturing operations, we also seek to reduce costs through our global sourcing effort. We have capitalized on raw material and component cost savings available through lower cost global suppliers. This broader view of potential sources of supply has enhanced our leverage with domestic supply sources, and we have been able to reduce cycle times by extracting improvements from all levels throughout the supply chain.

Raw Materials and Suppliers

The purchasing function in North America is centralized at the East Greenville facility. This centralization, and the close relationships with our primary suppliers, has enhanced our ability to realize purchasing economies of scale and implement "just-in-time" inventory practices. Steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material are used in our manufacturing process. Both domestic and overseas suppliers of these materials are selected based upon a variety of factors, with the price and quality of the materials and the supplier's ability to meet delivery requirements being primary factors in such selection. We do not generally enter into any long-term supply contracts and, as a result, we can be vulnerable to fluctuations in the prices for these materials. No supplier is the only available source for a particular component or raw material. However, because of the specialization involved with some of our components, it can take a significant amount of time, money and effort to move to an alternate source.

Competition

The office furniture market is highly competitive. Office furniture companies compete on the basis of (i) product design, including performance, ergonomic and aesthetic features, (ii) product quality and durability, (iii) relationships with clients, architects and designers, (iv) strength of dealer and distributor network, (v) on-time delivery and service performance, (vi) commitment to environmental standards by offering products that help clients achieve LEED® certified facilities and minimize environment impact, and (vii) price. We estimate that we had an approximate 8.9% market share in the U.S. office furniture market in 2008.

Some of our competitors, especially those in North America, are larger and have significantly greater financial, marketing, manufacturing and technical resources than we have. Our most significant competitors in primary markets are Herman Miller, Inc., Steelcase, Inc., Haworth, Inc. and, to a lesser extent, Allsteel, Inc., an operating unit of HNI Corporation, and Teknion Corporation. These competitors have a substantial volume of furniture installed at businesses throughout North America, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace. Although we believe that we have been able to compete successfully in the markets to date, there can be no assurance that we will be able to continue to do so in the future.

Patents and Trademarks

We consider securing and protecting our intellectual property rights to be important to the business. We own approximately 72 active U.S. utility patents on various components used in our products and systems and approximately 59 active U.S. design patents. We also own approximately 169 patents in various foreign countries. The scope and duration of our patent protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent (generally twenty years from the date of filing in the U.S, for example). We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. We own approximately 58 trademark registrations in the U.S., including registrations to the following trademarks, as well as related stylized depictions of the Knoll word mark: Knoll®, KnollStudio®, KnollExtra®, Good Design Is Good Business®, A3®, Autostrada®, Bulldog®, Calibre®, Currents®, Dividends®, Equity®, Parachute®, Propeller®, Reff®, RPM®, Spinneybeck® Upstart®, Visor®. We also own approximately 155 trademarks registered in foreign countries including the LIFE® trademark which was purchased in December 2006. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration (generally ten years from the date of filing in the U.S., for example). In order to protect the indefinite duration, we make filings to continue registration of our trademarks.

In October 2004, we received registered trademark protection in the United States for five of our world-famous furniture designs created by Ludwig Mies van der Rohe—the Barcelona Chair, the Barcelona Stool, the Barcelona Couch, the Barcelona Table and the Flat Bar Brno Chair. This protection recognizes the renown of these designs and reflects our commitment to ensuring that when architects, furniture retailers, businesses and the public purchase a Ludwig Mies van der Rohe design, they will be purchasing the authentic product, manufactured to the designer's historic specifications. Barcelona® is a registered trademark in the U.S., Canada and European Community owned by Knoll, Inc.

Backlog

Our sales backlog was $201.7 million at December 31, 2008, $190.7 million at December 31, 2007 and $167.7 million at December 31, 2006. We manufacture substantially all of our products to order and expect to fill substantially all outstanding unfilled orders within the next twelve months. As such, backlog is not a significant factor used to predict our long-term business prospects.

Foreign and Domestic Operations

Our principal manufacturing operations and markets are in North America, and we also have manufacturing operations and markets in Europe. Our sales to clients and net property, plant and equipment are summarized by geographic areas below. Sales to clients are attributed to the geographic areas based on the point of sale.

	United States	Canada	Europe	Consolidated
		(in thousands)		
2008				
Sales to clients	$964,875	$40,229	$115,043	$1,120,147
Property, plant and equipment, net	85,680	31,225	15,263	132,168
2007				
Sales to clients	$926,018	$36,739	$ 93,057	$1,055,814
Property, plant and equipment, net	85,824	41,394	16,425	143,643
2006				
Sales to clients	$870,713	$33,216	$ 78,223	$ 982,152
Property, plant and equipment, net	88,105	35,513	14,111	137,729

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, local and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on our operations, but has, since 1990, been accomplished without having a material adverse effect on our operations. There can be no assurance that such laws and regulations will not change in the future or that we will not incur significant costs as a result of such laws and regulations. We have trained staff responsible for monitoring compliance with environmental, health and safety requirements. Our goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in our manufacturing processes. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to management, we do not expect environmental costs or contingencies to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The operation of manufacturing plants entails risks in these areas, however, and we cannot be certain that we will not incur material costs or liabilities in the future which could adversely affect our operations.

We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or "CERCLA", for remediation costs associated with waste disposal sites previously used by us. CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We would reserve amounts for such matters when expenditures are probable and reasonably estimable.

Employees

As of December 31, 2008, we employed a total of 3,838 people, consisting of 2,675 hourly and 1,163 salaried employees. The Grand Rapids, Michigan plant is the only unionized plant within the U.S. and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of

America, Affiliate of the Carpenters Industrial Council (the Union), covering approximately 395 hourly employees. The Collective Bargaining Agreement expires August 27, 2011. From time to time, there have been unsuccessful efforts to unionize at our other North American locations. We believe that relations with our employees throughout North America are good. Nonetheless, it is possible that our employees may continue attempts to unionize. Certain workers in the facilities in Italy are also represented by unions. We have experienced brief work stoppages from time to time at our plants in Italy, none of which have exceeded eight hours. Work stoppages are relatively common occurrences at many Italian manufacturing plants and are usually related to national or local issues. We had five such work stoppages in 2008, with duration of 17 hours in total. None of these work stoppages were unique to us, and these work stoppages have not materially affected our performance.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available free of charge through the "Investors Relations" section of our website at *www.knoll.com*, as soon as practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

RISK FACTORS

Risks Related to our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy, business confidence, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. In addition, a recessionary economy may also result in saturation of the market by "just new" used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

Continued volatility and disruption to the global capital and credit markets may adversely affect our results of operations and financial condition, as well as the financial soundness of our customers and suppliers.

Recently, the global capital and credit markets have been experiencing a period of unprecedented turmoil and upheaval, characterized by the bankruptcy, failure, collapse or sale of various financial institutions. These conditions have and will likely continue to adversely affect the demand for our products and services. In addition, interest rate fluctuation, financial market volatility or credit market disruptions may negatively affect our customers' and our suppliers' ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers' needs and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers' or suppliers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms on us. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may adversely affect our earnings and cash flow.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer. The loss of the services of Mr. Cogan or other key members of our management team could seriously harm our efforts to successfully implement our business strategy.

While we currently maintain key person life insurance policy with respect to Mr. Cogan this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of his services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Steel, plastics and wood related materials are the main raw materials used in the manufacturing of our products. The prices and availability of raw materials are subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers' allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in currency exchange rates and worldwide price levels. We can be significantly impacted by price increases in these raw materials.

Although no supplier is the only available source for a particular component or raw material, some of our products and components are extremely specialized and, therefore, it can take a significant amount of time and money to move from one supply source to another. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials or components, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the cost of petroleum-based materials, like plastics, and the cost of operating our manufacturing facilities. Energy costs have been volitile in recent years due to changes in global supply and demand. Although we have been successful in countering recent energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we may not be able to continue to offset such costs at current price levels, or if these prices continue to increase. If the price of petroleum-based products, the cost of operating our manufacturing facilities or our transportation costs continue to increase, it could have a negative impact on our gross margins and profitability.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable and may suffer from the lack of available credit. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. Establishing a viable dealer in a market can take a significant amount of time and resources. The loss or termination of a significant number of dealer relationships could cause significant difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

One of our largest clients currently is the U.S. government, a relationship, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business.

For the year ended December 31, 2008, we derived approximately 8.8% of our revenue from sales to various agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government. Our government business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or certain criminal offenses, we could be suspended or debarred from all further government contracting.

We operate with leverage, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

As of December 31, 2008, we had total consolidated outstanding debt of approximately $337.4 million, which consisted of $337.0 million under our revolving credit facility and $0.4 million under local credit facilities maintained by our foreign subsidiaries. We also had $3.7 million outstanding commitments under letters of credit.

Our existing revolving credit facility permits us to borrow up to $500.0 million. However, we are permitted to expand our revolving credit facility by an additional $200.0 million, subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

As of December 31, 2008, the total remaining credit available to us under our credit facility and those of our foreign subsidiaries was $167.7 million. If we were to borrow the maximum available to us under our credit facility and those of our foreign subsidiaries, we would have total consolidated outstanding debt of approximately $508.7 million. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

- a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;
- our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and
- the terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our revolving credit facility prevents us and our subsidiaries from incurring any additional indebtedness other than (i) borrowings under our existing revolving credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations, indebtedness incurred in connection with a permitted acquisition, and loans obtained through an expansion of the facility, all of which cannot exceed $250.0 million at any time, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our revolving credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our revolving credit facility could result in a default thereunder. If payments to the lenders under our revolving credit facility were to be accelerated, our assets could be insufficient to repay in full the indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries' assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures, which may negatively affect or profitability.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties' intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties' intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location expires August 27, 2011. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits.

In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 13.9% of our revenues in 2008 and 37.7% of our cost of goods sold in 2008 were denominated in currencies other than the U.S. dollar. From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions.

Pension costs or funding requirements could increase at a higher than anticipated rate.

We administer two defined benefit pension plans, which hold significant amounts of equity securities. Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs which could increase future funding requirements of our pension plans and have a negative impact on our results of operations, financial condition and cash flows.

Risks Related to Our Common Stock

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Upon any change in control, the lenders under our revolving credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the price at which you purchased them due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results or future prospects, including actual or perceived fluctuations in the demand for our products;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in our growth rates or our competitors' growth rates;
- our inability to raise additional capital;
- conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;
- sales of common stock by us or members of our management team; and
- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We operate over 3,013,000 square feet of facilities, including manufacturing plants, warehouses and sales offices. Of these facilities, we own approximately 2,236,000 square feet and lease approximately 777,000 square feet. Our manufacturing plants are located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan, Toronto, Canada, and Foligno and Graffignana, Italy. The location, square footage, and use of the facilities as of December 31, 2008 are shown below.

Owned Locations	Square Footage	Use
East Greenville, Pennsylvania . . .	547,000 (1)	Corporate Headquarters, Manufacturing, Warehouses, and Administration
Grand Rapids, Michigan	545,000 (1)	Manufacturing and Administration
Muskegon, Michigan	368,000 (1)	Manufacturing and Administration
Toronto, Canada	408,000	Manufacturing, Distribution, Warehouses, and Administration
Foligno, Italy	258,000	Manufacturing, Distribution, Warehouses, and Administration
Graffignana, Italy	110,000	Manufacturing, Distribution, Warehouses, and Administration

Leased Locations	Square Footage	Use
East Greenville, Pennsylvania . . .	142,000 (2)	Warehouses, Distribution
Muskegon, Michigan	105,000	Manufacturing
Toronto, Canada	170,000	Manufacturing, Warehouses, and Administration
Knoll, Europe	44,000	Administration, Warehouses
Edelman Leather, Connecticut . . .	51,000	Manufacturing and Administration
Spinneybeck, New York	31,000	Manufacturing and Administration
Miscellaneous Showrooms	234,000	Sales Offices

(1) Facilities are encumbered by mortgages securing indebtedness under our revolving credit facility.

(2) These are three warehouses that have been subleased to a third party logistics provider and serves as our northeast distribution center.

We believe that our plants and other facilities are sufficient for our needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are subject to litigation or other legal proceedings arising in the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividend Policy

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 14, 2004, the date of our initial public offering, under the symbol "KNL." As of February 27, 2009, there were approximately 89 stockholders of record of our common stock.

The following table sets forth, for the periods indicated, high and low sales prices for the common stock as reported by the NYSE.

	High	Low
Fiscal year ended December 31, 2008		
First quarter	$16.38	$11.42
Second quarter	$15.78	$10.85
Third quarter	$18.68	$12.01
Fourth quarter	$15.05	$ 7.89

	High	Low
Fiscal year ended December 31, 2007		
First quarter	$23.90	$19.92
Second quarter	$24.90	$22.21
Third quarter	$23.53	$16.38
Fourth quarter	$19.24	$15.80

We declared and paid cash dividends of $0.48 per share and $0.45 per share during the years ended December 31, 2008 and 2007, respectively. On February 4, 2009, our board of directors declared a cash dividend of $0.12 per share on our common stock payable on March 31, 2009 to shareholders of record on March 16, 2009. The declaration and payment of future dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our revolving credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party. Our board of directors intends to evaluate our dividend policy quarterly in reference to these factors.

Performance Graph

The following line graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poors' 500 Stock Index and with the cumulative total return on a peer group of companies selected by us for the period commencing on December 14, 2004, the date our shares began trading publicly, and ending on December 31, 2008. Our share price at the beginning of the measurement period is $15.00 per share, the price in our initial public offering. The graph and table assume that $100 was invested on December 14, 2004 in each of our common stock and the stock of our peer group, and on November 30, 2004 in the S&P 500 Index, and that all dividends were reinvested. Cumulative total stockholder returns for our common stock, the S&P 500 Index, and the stock of our peer group are based on our fiscal year. Our peer group is made up of two publicly-held manufacturers of office furniture, Herman Miller, Inc. and Steelcase, Inc. The stock performance on the graph below does not necessarily indicate future price performance.



COMPARISON OF 4 YEAR CUMULATIVE TOTAL RETURN*
Among Knoll, Inc., The S&P 500 Index
And A Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/04
12/05
12/06
12/07
12/08
Knoll, Inc.
S&P 500
Peer Group

	12/04	12/04	12/05	12/06	12/07	12/08
Knoll, Inc.	**100.00**	**116.67**	**115.69**	**151.92**	**116.07**	**66.23**
S&P 500	**100.00**	**103.40**	**108.48**	**125.62**	**132.52**	**83.49**
Peer Group	**100.00**	**109.18**	**117.06**	**147.36**	**138.29**	**54.73**

* The performance graph should not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

Issuer Purchases of Equity Securities

The following is a summary of share repurchase activity during the three months ended December 31, 2008.

On August 17, 2005, our board of directors approved a stock repurchase program (the "Options Proceeds Program"), whereby they authorized us to purchase shares of our common stock in the open market using the cash proceeds received by us upon exercise of outstanding options.

On February 2, 2006, our board of directors approved an additional stock repurchase program, pursuant to which we are authorized to purchase up to $50.0 million of our common stock in the open market, through privately negotiated transactions, or otherwise.

On February 4, 2008, our board of directors expanded this previously authorized $50.0 million stock repurchase program by an additional $50.0 million.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1)
October 1, 2008—October 31, 2008	476,205 (2)	13.83	455,631 (3)	32,352,413
November 1, 2008—November 30, 2008	—	—	—	32,352,413
December 1, 2008—December 31, 2008	—	—	—	32,352,413
Total	476,205		455,631	

(1) There is no limit on the number or value of shares that may be purchased by us under the Options Proceeds Program. Under our $50.0 million stock repurchase program, which was expanded by an additional $50.0 million in February of 2008, we are only authorized to spend an aggregate of $100.0 million on stock repurchases. Amounts in this column represent the amounts that remain available under the $100.0 million stock repurchase program as of the end of the period indicated. There is no scheduled expiration date for the Option Proceeds Program or the $100.0 million stock repurchase program, but our board of directors may terminate either program in the future.

(2) On October 22, 2008, 51,549 shares of outstanding restricted stock vested. Concurrently with the vesting, 20,574 shares were forfeited by holders of the vested restricted shares to cover applicable taxes paid on their behalf by the Company. These 20,574 shares are included in this column.

(3) 186,030 of these shares were purchased under the Options Proceeds Program and 269,601 of these shares were purchased under our $50.0 million stock repurchase program approved by our board of directors in February of 2006 and expanded by our board of directors in February 2008.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 are derived from our audited financial statements included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006 are derived from our audited financial statements not included in this Form 10-K.

	Years Ended December 31,				
	2004	2005	2006	2007	2008
	(dollars in thousands, except shares and per share data)				
Consolidated Statement of Operations Data:					
Sales	$ 706,390	$ 807,960	$ 982,152	$ 1,055,814	$ 1,120,147
Cost of sales	465,379	535,904	663,115	690,689	725,078
Gross profit	241,011	272,056	319,037	365,125	395,069
Selling, general and administrative expenses	169,706	179,217	202,097	222,937	245,032
Restructuring and other charges	—	—	—	—	4,625
Operating income	71,305	92,839	116,940	142,188	145,412
Interest Expense	19,452	23,684	23,717	24,598	16,289
Other (expense) income, net	(5,316)	(5,355)	741	(4,651)	3,679
Income before income tax expense	46,537	63,800	93,964	112,939	132,802
Income tax expense	19,793	27,891	35,331	41,496	47,890
Net income	$ 26,744	$ 35,909	$ 58,633	$ 71,443	$ 84,912
Per Share Data:					
Earnings per share:					
Basic	$ 0.58	$ 0.70	$ 1.18	$ 1.48	$ 1.82
Diluted	$ 0.55	$ 0.68	$ 1.14	$ 1.45	$ 1.82
Cash dividends declared per share:	$ 1.53	$ 0.25	$ 0.41	$ 0.45	$ 0.48
Weighted average shares outstanding					
Basic	46,353,253	51,219,123	49,606,677	48,239,189	46,570,272
Diluted	48,319,483	52,919,388	51,238,088	49,248,902	46,694,340

	As of December 31,				
	2004	2005	2006	2007	2008
	(in thousands)				
Consolidated Balance Sheet Data:					
Working capital	$ 67,492	$ 63,993	$ 77,170	$ 86,453	$ 65,228
Total assets	574,239	582,546	632,137	717,442	697,660
Total long-term debt, including current portion	392,858	316,038	350,316	368,576	337,379
Total liabilities	595,584	544,830	627,753	642,721	653,041
Stockholders' (deficit) equity	(21,345)	37,716	4,384	74,721	44,619

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations provides an account of our financial performance and financial condition that should be read in conjunction with the accompanying audited consolidated financial statements.

Overview

We are a designer and manufacturer of furnishings, textiles and fine leathers for the workplace and home. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products and a brand recognized for high quality and a sophisticated image. Our products are targeted at the middle to upper end of the market and are sold primarily in North America through a direct sales force and a broad network of independent dealers.

Our business structure and operating approach have resulted in industry leading operating income margins among our primary publicly-held competitors. We operate under a management philosophy that incorporates a collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. This operating philosophy has enabled us to achieve strong financial performance.

Historically, the majority of our revenues were derived from sales of office systems in North America. However, we believe our strategy to diversify our sources of revenue away from a primary dependence on North America office systems will enable us to better maintain and grow our sales and profitability during both ups and downs in the industry. In 2008, despite a challenging macroeconomic environment, we were able to grow our full-year sales by 6.1% to $1.12 billion, versus a 2% decline in our industry as reported by our trade association, The Business and Institutional Furniture Manufacturer's Association ("BIFMA"). In 2008, we reported diluted earnings per share of $1.82, a 25.5% increase from $1.45 per share in 2007. Net income in 2008 grew 18.9% to $84.9 million.

Our specialty and complimentary businesses drove our sales growth in 2008, including a benefit from sales generated by Edelman Leather, which we acquired in October 2007. In 2008, we also benefited from our *KnollStudio*® business, which grew 8.1% in 2008, and our international businesses, which grew to the largest portion of our revenues in the history of the company. International sales grew 22.7% from $102.9 million in 2007 to $126.2 million in 2008.

Despite the success that our diversification strategy has created, we are experiencing unprecedented world-wide economic instability that has and will continue to affect our industry. BIFMA estimates that our industry will experience an 11.2% decline in 2009. Accordingly, during 2008 we took actions to reduce our fixed costs in order to stay competitive in the current economic environment. On April 3, 2008, we announced a restructuring plan totaling $3.4 million of expenses related to job eliminations and the discontinuation of a product line. These actions are expected to save the company approximately $10.0 million dollars annually. During the fourth quarter of 2008 additional job eliminations were announced in order to further reduce our fixed costs. For the fourth quarter of 2008 restructuring charges of $1.2 million were incurred and we estimate this will generate $3.0 million in annual savings.

We expect many challenges in 2009, but we believe we are better positioned than ever to face them. We are very excited about our new product pipeline and will continue to push our growth internationally and our focus on our high design, high margin specialty businesses. We will also continue to relentlessly manage our operating costs and focus on our profitability.

Despite significant problems in the U.S. credit markets, our liquidity remains strong. We have $14.9 million in cash at year end and another $159.3 million remaining available under our $500.0 million revolving credit facility, which is not scheduled to expire until 2013.

During the year ended December 31, 2008, we took advantage of our stock price and free cash position in order to repurchase 3.1 million shares for $40.9 million, pay down $31.1 million in debt, and pay dividends totaling $22.4 million, or $0.12 per share per quarter.

Results of Operations

Years ended December 31, 2007 and 2008

	Three Months Ended				Twelve Months Ended	Three Months Ended				Twelve Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	December 31, 2008
	(unaudited) (in thousands, except statistical data)									
Consolidated Statement of Operations Data:										
Sales	$247,947	$272,089	$253,962	$281,816	$1,055,814	$267,808	$292,536	$283,517	$276,286	$1,120,147
Gross profit	84,528	93,389	88,249	98,959	365,125	90,323	101,087	104,198	99,461	395,069
Operating income	30,780	37,635	34,282	39,491	142,188	31,901	35,098	41,089	37,324	145,412
Interest expense	6,492	6,463	5,629	6,014	24,598	4,934	3,963	3,766	3,626	16,289
Other (expense) income, net	(376)	(2,737)	(794)	(744)	(4,651)	(195)	(64)	2,137	1,801	3,679
Income tax expense	9,084	10,921	9,446	12,045	41,496	9,494	10,154	15,398	12,844	47,890
Net income	$ 14,828	$ 17,514	$ 18,413	$ 20,688	$ 71,443	$ 17,278	$ 20,917	$ 24,062	$ 22,655	$ 84,912
Statistical and Other Data:										
Sales growth from comparable prior year	13.7%	9.9%	4.2%	3.2%	7.5%	8.0%	7.5%	11.6%	-2.0%	6.1%
Gross profit margin	34.1%	34.3%	34.7%	35.1%	34.6%	33.7%	34.6%	36.8%	36.0%	35.3%
Backlog	$193,544	$174,148	$169,762	$190,744	$ 190,744	$204,403	$191,036	$203,077	$201,694	$ 201,694

Sales

Sales for 2008 were $1.12 billion, an increase of $64.3 million, or 6.1%, from sales of $1.06 billion for 2007. The increase was mainly attributable to increased sales in our Specialty and Complimentary businesses. Incremental sales from Edelman Leather, acquired during the fourth quarter of 2007, also added to the increase. In addition, net sales benefited from previously implemented price increases. Approximately $14.4 million of the increase for total year sales, or approximately 22.4%, was attributable to additional revenues realized from price increases. At December 31, 2008, sales backlog was $201.7 million, an increase of $11.0 million, or 5.8%, from sales backlog of $190.7 million as of December 31, 2007.

The slowing world economy has begun to impact demand in our industry. Our industry saw a decline of 2.3% in 2008 according to BIFMA. Our sales during the fourth quarter of 2008 declined 2.0% when compared to the prior year. This was our first quarter decline in sales on a year-over-year basis in 18 consecutive quarters. In 2009, BIFMA is forcasting an 11.2% decline in the industry.

Gross Profit and Operating Profit

Gross profit for 2008 was $395.1 million, an increase of $30.0 million, or 8.2%, from gross profit of $365.1 million for 2007. Operating profit for 2008 was $145.4 million, an increase of $3.2 million, or 2.3%, from operating income of $142.2 million for 2007.

As a percentage of sales, gross profit increased from 34.6% for 2007 to 35.3% for 2008. Gross margin increased in spite of inflationary pressures and foreign exchange headwinds early in the year from a weakening US dollar relative to the

Canadian dollar and Euro. Additional volume, better pricing, favorable product mix and our global sourcing initiatives contributed to the increase. Operating income as a percentage of sales decreased from 13.5% to 13.0% over the same period. Operating profit for 2008 includes restructuring charges of $4.6 million.

Operating expenses for 2008 excluding restructuring charges were $245.0 million, or 21.9% of sales, compared to $222.9 million, or 21.1% of sales, for 2007. The increase in operating expenses during 2008 was in large part due to the inclusion of operating expenses associated with Edelman Leather, which we acquired in the fourth quarter of 2007, and increased bad debt expense.

Interest Expense

Interest expense for 2008 was $16.3 million, a decrease of $8.3 million from interest expense of $24.6 million for 2007. The decrease in interest expense was largely due to lower borrowing rates.

The weighted average interest rate for 2008 was approximately 4.3%. The weighted average interest rate for 2007 was approximately 7.0%.

Other Income (Expense), Net

Other income for 2008 was $3.7 million, comprised primarily of a $3.0 million gain due to foreign currency translation and a $0.7 million of miscellaneous income. Other expense for 2007 was $4.7 million and comprised primarily of a $4.2 million loss due to foreign currency translation and a $1.2 million loss related to the write-off of deferred financing fees. These losses were offset partially by $0.7 million of miscellaneous income.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 36.1% for 2008 compared to 36.7% for 2007. During 2008, we benefited from the usage of $1.7 million of European net operating losses.

Years ended December 31, 2006 and 2007

Sales

Sales for 2007 were $1.05 billion, an increase of $73.7 million, or 7.5%, from sales of $982.2 million for 2006. The increase was attributable to additional revenues realized from price increases as well as higher volumes across all product categories. Approximately $30.6 million of the increase for total year sales, or approximately 41.5%, was attributable to additional revenues realized from price increases. Our specialty businesses followed by international expansion and complimentary seating and storage products experienced the strongest growth in the year. Our Specialty businesses benefited from our fourth quarter acquisition of Teddy & Arthur Edelman, Limited. At December 31, 2007, sales backlog was $190.7 million, an increase of $23.0 million, or 13.7%, from sales backlog of $167.7 million as of December 31, 2006.

Gross Profit and Operating Income

Gross profit for 2007 was $365.1 million, an increase of $46.1 million, or 14.4%, from gross profit of $319.0 million for 2006. Operating income for 2007 was $142.2 million, an increase of $25.2 million, or 21.6%, from operating income of $116.9 million for 2006.

As a percentage of sales, gross profit increased from 32.5% for 2006 to 34.6% for 2007. Operating income as a percentage of sales increased from 11.9% to 13.5% over the same period. Additional volume, better pricing, and moderating inflation led to the increase in gross margin. Improved factory performance and our global sourcing initiatives also contributed to the increase. The increase in gross profit came in spite of further appreciation of the Canadian Dollar. Foreign currency inflation amounted to $8.7 million of additional cost for 2007 over 2006.

Operating expenses for 2007 were $222.9 million, or 21.1% of sales, compared to $202.1 million, or 20.6% of sales, for 2006. Increased investment spending on growth initiatives relating to new products and international expansion accounted for $8.4 million of the increase. Increased incentive payments as a result of higher sales and profits accounted for $6.2 million of the increase. The acquisition of Teddy & Arthur Edelman, Limited also impacted operating expense levels by $4.0 million for the year ended December 31, 2007.

Interest Expense

Interest expense for 2007 was $24.6 million, an increase of $0.9 million, from interest expense of $23.7 million for 2006. The increase in interest expense was largely due to the increased average debt outstanding for the year.

The weighted average interest rate for 2007 was approximately 7.0%. The weighted average interest rate for 2006 was approximately 7.2%.

Other (Expense) Income, Net

Other expense for 2007 was $4.7 million comprised primarily of a $4.2 million loss due to our foreign currency translation and a $1.2 million loss related to the write-off of deferred financing fees. These losses were offset partially by $0.7 million of miscellaneous income. Other income for 2006 was $0.7 million and was comprised primarily of a $0.6 million gain due to our foreign currency translation, a $0.7 million unrealized loss on our interest rate cap agreements, and $0.8 million in other miscellaneous income.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 36.7% for 2007 compared to 37.6% for 2006. The decrease in the effective tax rate was mainly due to the reduction in our contingent tax reserve for the closing of the statute of limitations on our 2003 tax year.

Liquidity and Capital Resources

The following table highlights certain key cash flows and capital information pertinent to the discussion that follows:

	2008	2007	2006
		(in thousands)	
Cash provided by operating activities	$112,224	$102,155	$ 77,528
Capital expenditures	18,530	16,292	13,362
Net cash used in investing activities	18,530	86,910	16,578
Purchase of common stock	40,871	48,134	107,799
Net proceeds from (repayment of) debt	(31,129)	18,194	34,173
Payment of dividends	22,380	21,690	20,195
Net proceeds from issuance of stock	1,796	29,015	27,249
Net cash used for financing activities	92,381	16,675	56,414

Historically, we have carried significant amounts of debt, and cash generated by operating activities has been used to fund working capital, capital expenditures, repurchase shares and scheduled payments of principal and interest under our debt. Our capital expenditures are typically for new product tooling and manufacturing equipment. These capital expenditures support new products and continuous improvements in our manufacturing processes.

During the first half 2006, we implemented our $50.0 million discretionary stock repurchase program and began using cash generated by operating activities to buy back shares. On February 4, 2008, our Board of Directors approved a $50.0 million increase to this discretionary stock repurchase program. As of December 31, 2008, we had remaining authority under this discretionary stock repurchase program to spend approximately $32.4 million.

We use our revolving credit facility in the ordinary course of business to fund our working capital needs, and at times make significant borrowings and repayments under the revolving facility depending on our cash needs and availability at such time.

Net cash provided by operating activities was $112.2 million in 2008, $102.2 million in 2007 and $77.5 million in 2006. For the year ended December 31, 2008, net cash provided by operating activities consisted of $103.8 million from net income plus non-cash amortizations, plus $8.4 million of favorable changes in working capital. For the year ended December 31, 2007, net cash provided by operating activities consisted of $104.9 million from net income plus non-cash amortization, minus $2.7 million of unfavorable changes in working capital.

For the year ended December 31, 2008, we used available cash, including the $112.2 million of net cash from operating activities and $1.8 million of proceeds from the issuance of common stock, to repay $31.1 million of debt, fund $18.5 million in capital expenditures, repurchase $40.9 million of common stock for treasury, fund dividend payments to shareholders totaling $22.4 million, and to fund working capital. In 2007, we used available cash, including the $102.2 million of net cash from operating activities, $29.0 million of proceeds from the issuance of common stock, and $18.2 million of net borrowings, to fund $16.3 million in capital expenditures, repurchase $48.1 million of common stock for treasury, fund dividend payments to shareholders totaling $21.7 million, and fund working capital. In addition, on October 1, 2007, we completed the acquisition of Teddy & Arthur Edelman, Limited. Cash expenditures for the transaction totaled $70.8 million, net of cash acquired. Cash from financing activities in 2007 also included the payment of fees on the refinanced credit facility.

We are currently in compliance with all of the covenants and conditions under our revolving credit facility. We believe that existing cash balances and internally generated cash flows, together with borrowings available under our revolving credit facility, will be sufficient to fund normal working capital needs, capital spending requirements, debt service requirements and dividend payments for at least the next twelve months. In addition, we believe that we will have adequate funds available to meet long-term cash requirements and that we will be able to comply with the covenants under the credit agreement. Future principal debt payments may be paid out of cash flows from operations, from future refinancing of our debt or from equity issuances. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, to satisfy our other debt obligations and to pay dividends to stockholders will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Contractual Obligations

The following summarizes our fixed long-term contractual cash obligations as of December 31, 2008 (in thousands):

	Payments due by period				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	$ 9,784	$20,181	$352,459	$ —	$382,424
Operating leases	10,844	18,182	10,922	10,297	50,245
Purchase commitments	1,074	—	—	—	1,074
Pension plan contributions	9,870	—	—	—	9,870
Postretirement benefit plan obligations	2,164	—	—	—	2,164
Total	$33,736	$38,363	$363,381	$10,297	$445,777

Contractual obligations for long-term debt include principal and interest payments. Interest has been included at either the fixed rate or the variable rate in effect as of December 31, 2008, as applicable.

Environmental Matters

Our past and present business operations and our past and present ownership and operation of manufacturing plants on real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the clean-up of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for remediation costs associated with waste disposal sites that we previously used. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Off-Balance Sheet Arrangements

We do not currently have any material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Section 404 of the Sarbanes-Oxley Act of 2002

Beginning in late 2004, we began a process to document and evaluate our internal controls over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations, which require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors on the effectiveness of internal control over financial reporting. In this regard, management has dedicated internal resources, engaged outside consultants and adopted and implemented a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our assessment of our internal controls over financial reporting have resulted, and are likely to continue to result, in increased expenses.

Management and our audit committee have given our compliance with Section 404 the highest priority. We cannot, however, be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Forward-looking Statements

This annual report on Form 10-K contains forward-looking statements, principally in the sections entitled "Quantitative and Qualitative Disclosures About Market Risk," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Business." Statements and financial discussion and analysis contained in this annual report on Form 10-K that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described under Item 1A and in Item 7A of this annual report on Form 10-K; changes in the economy or financial stability of our clients resulting in decreased corporate spending and service sector employment; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; changes in business strategies and decisions; competition from our competitors; our ability to recruit and retain an experienced management team; changes in raw material prices and availability; restrictions on government spending resulting in fewer sales to one of our largest customers; our debt restrictions on spending; our ability to protect our patents, copyrights and trademarks; our reliance on furniture dealers to produce sales; lawsuits arising from patents, copyrights and trademark infringements; violations of environment laws and regulations; potential labor disruptions; the financial strength and stability of our suppliers, customers and dealers; adequacy of our insurance policies; the availability of future capital; and currency rate fluctuations. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this annual report on Form 10-K are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates. We believe that the critical accounting policies that follow are those policies that require the most judgment, estimation and assumption in preparing our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. We evaluate the past-due status of our trade receivables based on contractual terms of sale. If the financial condition of our clients and dealers were to deteriorate, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when we determine that recovery is unlikely.

Inventory

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. We write down inventory that, in our judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

Goodwill and Other Intangible Assets

Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost. Goodwill and other intangible assets are tested for impairment annually unless indicators of impairment exist.

On December 19, 2006, we purchased certain intangibles as an investment in our seating line. A definite useful life was assigned to these intangibles and, as such, amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 *Goodwill and Other Intangible Assets.*

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, we acquired certain intangible assets related to a trade name, non-compete agreement and customer relationships. The trade name was valued at $26.1 million and it will be tested annually for impairment. The non–compete agreement and customer relationships intangibles were valued at $0.7 million and $6.4 million, respectively. These were assigned definite useful lives and, as such, amortization will be recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 *Goodwill and Other Intangible Assets.*

Financing costs that are incurred by us in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness. The period of these costs may be shortened if the underlying indebtedness is modified or retired.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and by material usage and service costs incurred in correcting a product failure. Cost estimates are based on historical product failure rates and identified one-time fixes for each specific product category. Warranty cost generally varies in direct relation to sales volume, as such costs tend to be a consistent percentage of revenue. Should actual costs differ from original estimates, revisions to the estimated warranty liability would be required.

Employee Benefits

We are partially self-insured for our employee health benefits. We accrue for employee health benefit obligations based on an actuarial valuation. The actuarial valuation is based upon historical claims as well as a number of assumptions, including rates of inflation for medical costs, and benefit plan changes. Actual results could be materially different from the estimates used.

Pension and Other Postretirement Benefits

We sponsor two defined benefit pension plans and two other postretirement benefit plans that cover substantially all of our U.S. employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by us, within certain guidelines. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.

We determine the expected long-term rate of return on plan assets based on aggregating the expected rates of return for each component of the plan's asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments as of our annual measurement date and is subject to change each year. Holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase 2008 net periodic pension expense by approximately $1.1 million. Likewise, a one percentage point increase or decrease in the discount rate would decrease or increase 2008 net periodic pension expense by approximately $1.7 million or $3.7 million, respectively.

Unrecognized actuarial gains and losses are recognized over the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes with respect to the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized gain and losses are systematically recognized as a change in future net periodic pension expense in accordance with FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB No. 87, 88, 106, and 132(R)* ("SFAS 158").

Key assumptions we use in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions ("OPEB"), under FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate we use to determine the obligation for these benefits matches the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, we consider actual health care cost experience, future benefit structures, industry trends and advice from our actuaries. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2008, the expected rate of increase in future health care costs was 7.25% in determining the benefit obligation for 2009 and 8% in determining the net periodic benefit cost for 2008. The rate was then assumed to decrease 0.75% per year to an ultimate rate of 5% for 2014 and thereafter for the benefit obligation. Increasing the assumed health care cost trend by one percentage point in each year would increase the benefit obligation as of December 31, 2008, by $3.1 million and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2008 by approximately $0.3 million. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the benefit obligation as of December 31, 2008 by approximately $2.6 million and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2008 by approximately $0.2 million.

In accordance with SFAS 158, we recognized in our statement of financial position the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligation) of our defined benefit pension and postretirement benefit plans. To record the unfunded status of our plans we recorded an additional liability and an adjustment to accumulated other comprehensive income, net of tax.

The actuarial assumptions we use in determining our pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Commitments and Contingencies

We establish reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We engage outside experts as deemed necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, our potential liability is reassessed and reserve balances are adjusted as necessary. Revisions to our estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on our results of operations or financial position.

Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2008, deferred tax liabilities of $80.1 million exceeded deferred tax assets of $55.8 million by $24.3 million. At December 31, 2007, our deferred tax liabilities of $75.6 million exceeded deferred tax assets of $33.5 million by $42.1 million. Our deferred tax assets at December 31, 2008 and 2007 of $55.8 million and $33.5 million, respectively, are net of valuation allowances of $9.2 million and $17.0 million, respectively. We have recorded the above valuation allowance primarily for net operating loss carryforwards in foreign tax jurisdictions where we have incurred historical tax losses from operations or acquired tax losses through acquisition, and have determined that it is more likely than not that these deferred tax assets will not be realized.

We evaluate on a quarterly basis the realizability of our deferred tax assets and adjust the amount of the allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and our assessment of available tax planning strategies that could be implemented to realize the net deferred tax assets.

The Company accounts for uncertain tax positions in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Interest Rate Swap and Cap Agreements

We account for our interest rate swap and cap agreements in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended ("SFAS 133"). On May 21, 2008, we entered into four interest rate swap agreements for purposes of managing risk in interest rate fluctuations. The Company has elected to apply hedge accounting under SFAS No. 133 to these agreements. Changes in the fair value of the interest rate swap agreements are recorded in the period the value of the contract changes. The net amount paid or received upon quarterly settlements will be recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet. Our two interest rate cap agreements, which matured on September 30, 2008, were classified as risk management instruments and management elected not to apply hedge accounting. Changes in the fair value of the contracts were reported in earnings in the period the value of the contract changed as a component of other income (expense).

Recent Accounting Pronouncements

In November 2008, the FASB ratified the consensus reached in Emerging Issues Task Force ("EITF") issue No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 clarifies how to account for acquired defensive intangible assets subsequent to initial measurement under SFAS 141R that the Company does not intend to actively use but does intend to hold to prevent others from obtaining access to the asset. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, along with SFAS 141R. The Company has evaluated EITF 08-7 and does not expect the adoption of EITF 08-7 to have a material impact on its consolidated results of operations, financial position or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). Any effect of applying the provisions of SFAS 162 shall be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company adopted SFAS 162 as of its effective date, as required. SFAS 162 did not have an impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), and other GAAP. FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption of the standard is prohibited. The Company adopted FSP FAS 142-3 as of January 1, 2009, as required. The Company does not expect that the adoption of FSP FAS 142-3 will have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133" ("SFAS 161"), which requires enhanced disclosures about an entity's derivative and hedging activities. Specifically, entities are required to provide enhanced disclosures about: a) how and why an entity uses derivative instruments; b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS 161 as of January 1, 2009, as required. The Company does not expect that the adoption of SFAS 161 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) modifies the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted SFAS 141(R) as of January 1, 2009, as required. The Company expects that the adoption of SFAS 141(R) will have an impact on its consolidated financial statements if the Company acquires another company in the future.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option for any financial assets or financial liabilities.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands the disclosure requirements about fair value measurements. In February 2008, the FASB amended SFAS 157 through the issuance of FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-1, which was effective upon the initial adoption of SFAS 157, amends SFAS 157 to exclude from its scope certain accounting pronouncements that address fair value measurements associated with leases. FSP FAS 157-2, which was effective upon issuance, delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which was effective upon issuance. FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company adopted SFAS 157, as amended, as it relates to financial assets and liabilities, as of January 1, 2008. The January 1, 2008 adoption did not have a significant impact on the Company. The Company adopted SFAS 157, as amended, and on a prospective basis, as of January 1, 2009 to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect that the adoption of SFAS 157, as amended, as it relates to financial assets and liabilities to nonfinancial assets and nonfinancial liabilities, will have a material impact on its consolidated financial statements. See Note 21 for further information regarding the adoption of SFAS 157.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the normal course of business, we are routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from our debt obligations and related interest rate hedge agreements. Foreign currency exchange rate risk arises from our non-U.S. operations and purchases of inventory from foreign suppliers.

We have risk in our exposure to certain material and transportation costs. Steel, leather, wood products and plastics are all used in the manufacture of our products. The price for these commodities particularly steel and plastics has increased significantly in recent history. For the year ended December 31, 2008, material inflation was approximately $11.6 million and transportation inflation was approximately $3.9 million. During 2007, material inflation was approximately $7.4 million and transportation inflation was approximately $3.1 million. We continue to work to offset these price changes in raw materials and transportation through our global sourcing initiatives, cost improvements and price increases to our products.

Interest Rate Risk

We have variable rate debt obligations that are denominated in U.S. dollars. A change in interest rates impacts the interest incurred and cash paid on the variable-rate debt. The weighted average rate for 2008 was 4.3%. The weighted average rate for the same period of 2007 was 7.0%.

We use interest rate hedge agreements for other than trading purposes in order to manage our exposure to fluctuations in interest rates on our variable-rate debt. In May of 2008, we entered into four interest rate swap agreements in order to manage our interest rate risk. Each agreement hedges a notional amount of $150.0 million of our $500.0 million revolving credit facility. Two of the agreements are effective from June 9, 2009 through June 9, 2010 and the other two are effective June 9, 2010 through June 9, 2011. Fluctuations in LIBOR affect both our net financial instrument position and the amount of cash to be paid or received by us, if any, under these agreements. See Note 11 of the consolidated financial statements for further information regarding the interest rate swap agreements.

The following table summarizes our market risks associated with our debt obligations and interest rate hedge agreements as of December 31, 2008. For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates presented for variable-rate debt represent the weighted average interest rates on our credit facility borrowings as of December 31, 2008. For interest rate swaps, the table presents the notional amounts and related weighted average interest rates by year of maturity.

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Liabilities								
Long-term Debt:								
Fixed Rate	$ 121	$ 132	$ 126	$—	$ —	$—	$ 379	$ 379
Average Interest Rate	4.11%	4.11%	4.11%	—	—	—		
Variable Rate	$ —	$ —	$ —	$—	$337,000	$—	$337,000	$337,000
Average Interest Rate	—	—	—	—	3.04%	—	—	—
Rate Sensitive Derivative Financial Instruments								
Interest Rate swaps:								
Notional Amount	—	$300,000	$300,000	$—	$ —	$—	$600,000	$ (12,839)
Pay Fixed Interest Rate	—	3.51%	4.09 %	—	—	—		
Receive Variable Interest Rate	—	1.83%	1.83 %	—	—	—		

An increase in interest rates of 1% would increase annual interest expense by approximately $3.4 million. We will continue to review our exposure to interest rate fluctuations and evaluate whether we should manage such exposure through derivative transactions.

Foreign Currency Exchange Rate Risk

We manufacture our products in the United States, Canada and Italy, and sell our products primarily in those markets as well as in other European countries. Our foreign sales and certain expenses are transacted in foreign currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as our reporting currency is the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 13.9% and 12.3% of our revenues in 2008 and 2007, respectively, and 37.7% and 38.5% of our cost of goods sold in 2008 and 2007, respectively, were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations resulted in a $2.9 million translation gain in 2008 and a $4.2 million translation loss in 2007. The translation gains/losses do not reflect the impact of the translation of our operating results which are transacted in foreign countries.

From time to time, we enter into foreign currency forward exchange contracts and foreign currency option contracts for other than trading purposes in order to manage our exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by our U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the change in fair value of outstanding contracts is recorded as a component of other income (expense). As of December 31, 2008, we had no outstanding foreign currency contracts. During 2008, we recognized a net loss of $7.8 million related to various foreign currency option contracts initiated and settled during 2008. We had no outstanding foreign currency contracts at December 31, 2007. During 2007, we recognized a net gain of $1.2 million related to various foreign currency option contracts initiated and settled during 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Knoll, Inc.

We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Knoll's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 27, 2009

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

(in thousands, except share and per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14,903	$ 17,975
Customer receivables, net	126,051	137,001
Inventories	100,225	92,087
Deferred income taxes	10,899	8,690
Prepaid and other current assets	8,170	7,691
Total current assets	260,248	263,444
Property, plant, and equipment, net	132,168	143,643
Goodwill, net	74,301	75,590
Intangible assets, net	224,819	226,777
Other non-trade receivables	3,740	4,800
Other noncurrent assets	2,384	3,188
Total Assets	$697,660	$717,442
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 121	$ 136
Accounts payable	78,442	83,107
Income taxes payable	13,328	3,539
Other current liabilities	103,129	90,209
Total current liabilities	195,020	176,991
Long-term debt	337,258	368,440
Deferred income taxes	35,245	50,815
Postretirement benefits other than pensions	23,111	21,752
Pension liability	46,031	10,885
International retirement obligation	3,891	5,305
Other noncurrent liabilities	12,485	8,533
Total liabilities	653,041	642,721
Stockholders' equity:		
Common stock, $0.01 par value; 200,000,000 shares authorized; 47,126,403 issued and outstanding (net of 12,179,358 treasury shares) in 2008 and 49,287,143 shares issued and outstanding (net of 8,906,705 treasury shares) in 2007	471	493
Additional paid-in-capital	—	—
Retained earnings	73,595	45,255
Accumulated other comprehensive (loss) income	(29,447)	28,973
Total stockholders' equity	44,619	74,721
Total Liabilities and Stockholders' Equity	$697,660	$717,442

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(in thousands, except share and per share data)

	2008	2007	2006
Sales	$ 1,120,147	$ 1,055,814	$ 982,152
Cost of sales	725,078	690,689	663,115
Gross profit	395,069	365,125	319,037
Selling, general, and administrative expenses	245,032	222,937	202,097
Restructuring and other charges	4,625	—	—
Operating income	145,412	142,188	116,940
Interest expense	16,289	24,598	23,717
Other income (expense), net	3,679	(4,651)	741
Income before income tax expense	132,802	112,939	93,964
Income tax expense	47,890	41,496	35,331
Net Income	$ 84,912	$ 71,443	$ 58,633
Net earnings per share			
Basic	$ 1.82	$ 1.48	$ 1.18
Diluted	$ 1.82	$ 1.45	$ 1.14
Weighted-average shares outstanding:			
Basic	46,570,272	48,239,189	49,606,677
Diluted	46,694,340	49,248,902	51,238,088

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance at January 1, 2006	$523	$ 61,352	$(32,914)	$ 8,755	$ 37,716
Net income	—	—	58,633	—	58,633
Foreign currency translation adjustment	—	—	—	1,714	1,714
Unrealized loss on derivative (net of income tax effect of $250)	—	—	—	(382)	(382)
Minimum pension liability (net of income tax effect of $1,856)	—	—	—	2,849	2,849
Total comprehensive income					62,814
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $10,158 (2,808,812 shares)	28	38,608	—	—	38,636
Shares issued under employee stock purchase plan (3,433 shares)	—	66	—	—	66
Stock-based compensation, net of forfeitures (64,000 shares)	(1)	4,505	—	—	4,504
Cash dividend ($.41 per share)	—	—	(20,830)	—	(20,830)
Purchase of common stock (6,048,756 shares)	(60)	(100,122)	(7,615)	—	(107,797)
Reclassification of unearned compensation due to the adoption of FASB 123R	—	—	—	—	—
Adjustment to initially apply FASB Statement No. 158 (net of tax of $6,987)	—	—	—	(10,725)	(10,725)
Balance at December 31, 2006	$490	$ 4,409	$ (2,726)	$ 2,211	$ 4,384
Net income	—	—	71,443	—	71,443
Foreign currency translation adjustment	—	—	—	15,772	15,772
Pension Funded Adjustment (net of income tax effect of $7,161)	—	—	—	10,990	10,990
Total comprehensive income					98,205
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $8,564 (2,225,033 shares)	23	36,557	—	—	36,580
Shares issued under stock incentive plan (514,654 shares)	5	(5)	—	—	—
Shares issued under employee stock purchase plan (3,637 shares)	—	69	—	—	69
Stock-based compensation, net of forfeitures (133,333 shares)	(1)	5,904	—	—	5,903
Cash dividend ($.45 per share)	—	—	(22,286)	—	(22,286)
Purchase of common stock (2,360,607 shares)	(24)	(46,934)	(1,176)	—	(48,134)
Balance at December 31, 2007	$493	$ —	$ 45,255	$ 28,973	$ 74,721
Net income	—	—	84,912	—	84,912
Foreign currency translation adjustment	—	—	—	(27,030)	(27,030)
Unrealized loss on derivatives (net of income tax effect of $5,065)				(7,774)	(7,774)
Pension Funded Adjustment (net of income tax effect of $15,386)	—	—	—	(23,616)	(23,616)
Total comprehensive income					26,492
Shares issued for consideration:					
Exercise of stock options, including tax benefit of $203 (107,290 shares)	1	1,399	—	—	1,400
Shares issued under stock incentive plan (992,117 shares)	10	(10)	—	—	—
Shares issued under employee stock purchase plan (5,841 shares)	—	65	—	—	65
Shares issued to Board of Directors in lieu of cash (5,465 shares)		79			79
Stock-based compensation, net of forfeitures (183,462 shares)	(2)	7,211	—	—	7,209
Cash dividend ($.48 per share)	—	—	(22,845)	—	(22,845)
Purchase of common stock (3,089,191 shares)	(31)	(8,744)	(32,096)	—	(40,871)
Adjustment to apply FASB Statement No. 158 measurement date requirement (net of tax of $998)	—	—	(1,631)	—	(1,631)
Balance at December 31, 2008	$471	$ —	$ 73,595	$(29,447)	$ 44,619

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 84,912	$ 71,443	$ 58,633
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	19,220	19,749	19,194
Amortization of intangible assets	2,246	1,573	663
Write-off of deferred financing fees	—	1,195	—
Unrealized foreign currency (gain) loss	(11,013)	4,831	157
Premium paid for interest rate cap agreement	—	—	(204)
Stock based compensation	7,208	5,903	4,504
Other non-cash items	1,262	157	1,230
Changes in assets and liabilities:			
Customer receivables	5,971	1,644	(17,268)
Inventories	(11,520)	(2,795)	(18,866)
Accounts payable	(582)	1,030	14,176
Current and deferred income taxes	(6,680)	281	(668)
Other current assets	(9,596)	2,072	(2,053)
Other current liabilities	16,588	6,380	13,882
Other noncurrent assets and liabilities	14,208	(11,308)	4,148
Cash provided by operating activities	112,224	102,155	77,528
CASH FLOWS FOR INVESTING ACTIVITIES			
Capital expenditures	(18,530)	(16,292)	(13,362)
Purchase of a business, net of cash acquired	—	(70,777)	—
Purchase a trademark and other intangible	—	—	(3,250)
Proceeds from the sale of assets	—	159	34
Cash used in investing activities	(18,530)	(86,910)	(16,578)
CASH FLOWS FOR FINANCING ACTIVITIES			
Proceeds from the issuance of long term debt	—	—	38,000
(Repayment) proceeds from revolving credit facilities, net	(31,000)	273,000	29,000
Repayment of long-term debt	(129)	(254,806)	(32,827)
Deferred financing fees	—	(2,624)	—
Payment of dividends	(22,380)	(21,690)	(20,195)
Proceeds from the issuance of common stock	1,796	29,015	27,249
Purchase of common stock for treasury	(40,871)	(48,134)	(107,799)
Tax benefit from the exercise of stock options	203	8,564	10,158
Cash used in financing activities	(92,381)	(16,675)	(56,414)
Effect of exchange rate changes on cash and cash equivalents	(4,385)	3,367	807
(Decrease) Increase in cash and cash equivalents	(3,072)	1,937	5,343
Cash and cash equivalents at beginning of year	17,975	16,038	10,695
Cash and cash equivalents at end of year	$ 14,903	$ 17,975	$ 16,038

See accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS

Knoll, Inc. and its subsidiaries (the "Company" or "Knoll") are engaged in the design, manufacture and sale of office furniture products and accessories, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States ("U.S."), Canada and Europe and sells its products primarily through its direct sales representatives and independent dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely preparation of consolidated information. The effect of this presentation is not material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Revenue Recognition and Accounts Receivable

Revenue from the sale of products is recognized upon transfer of title to the client, which occurs at the time of shipment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on the contractual terms of sale. If the financial condition of the Company's clients and dealers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that recovery is unlikely. Losses have been consistent with the Company's expectations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property, Plant, Equipment and Depreciation

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

Intangible Assets

The Company accounts for its intangible assets in accordance with SFAS 142. Intangible assets mainly consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost.

Goodwill and trademarks are tested for impairment annually or unless indicators of impairment exist. The Company determined that no impairment existed based on the impairment tests.

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, the Company acquired certain intangible assets related to a trade name, non-compete agreement and customer relationships. The trade name is tested annually for impairment. The non–compete agreement and the customer relationships were assigned a definite useful life and amortization is recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets".

On December 19, 2006, the Company purchased certain intangible assets as an investment in its seating line. A definite useful life was assigned to these intangibles and amortization is recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets".

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness.

Shipping and Handling

Amounts billed to clients for shipping and handling of products are classified as sales in the consolidated statements of operations. Costs incurred by the Company for shipping and handling are classified as cost of sales.

Research and Development Costs

Research and development expenses, which are expensed as incurred and included as a component of selling, general, and administrative expenses on the statement of operations, were $16.3 million for 2008, $15.9 million for 2007, and $12.7 million for 2006.

Income Taxes

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company accounts for uncertain tax positions in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying amounts due to their immediate or short-term periods to maturity. The stated interest rates on the Company's long-term debt approximate market rates for debt instruments with similar terms and maturities, and accordingly, the fair value of the Company's long-term debt, described in Note 9, approximates its carrying amount.

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates. On May 21, 2008, the Company entered into four interest rate swap agreements for purposes of managing its risk in interest rate fluctuations. These agreements each hedge a notional amount of $150.0 million of the Company's borrowings under the revolving credit facility. Two of the agreements are effective June 9, 2009 and expire on June 9, 2010. On these two agreements, the Company pays a fixed rate of 3.51% and receives a variable rate of interest equal to three-month London Interbank Offered Rate (LIBOR), as determined on the last day of each quarterly settlement period. The other two agreements are effective on June 9, 2010 and expire on June 9, 2011. The Company pays a fixed rate of 4.10% on these two agreements and receives a variable rate of interest equal to three-month LIBOR. The Company accounts for these agreements as effective cash flow hedges, whereby changes in the fair value of the interest rate swap agreements are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedge then affects earnings.

On September 30, 2006, the Company entered into two interest rate cap agreements which set a maximum interest rate on a notional amount and utilize LIBOR as a variable-rate reference. Under these agreements, the Company paid a total premium of approximately $204 thousand for a cap rate of 6.00% on $200 million of the Company's borrowings under the credit facility. The Company has elected not to apply hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to these agreements. As such, the change in fair value of the contracts is reported in earnings in the period the value of the contract changes as a component of other income (expense). The interest rate cap agreements matured on September 30, 2008.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income. As of December 31, 2008 and 2007, the accumulated foreign currency translation adjustments included in other comprehensive income amounted to $3.2 million and $30.3 million, respectively. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs.

Stock-Based Compensation

The Company accounts for stock compensation under SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123 (R)"), which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

The fair value for stock options was estimated at the date of grant using the lattice option-pricing model, which requires management to make certain assumptions. The risk-free interest rate was based on the U.S.

Treasury spot rate with a remaining term equal to the expected life assumed at the date of grant. Expected volatility at December 31, 2008 was estimated based on the historical volatility of the Company's stock price. The model takes into consideration the historical dividends paid on common stock. The weighted-average expected life was based on the contractual term of the stock option and expected employee exercise dates, which was based on the historical exercise behavior of the Company's employees. Forfeitures are estimated at the date of grant based on historical experience.

The following are the weighted-average assumptions used in the lattice option-pricing model at December 31, 2008, 2007 and 2006:

	2008	2007	2006
Expected volatility	31%	28%	29%
Expected dividend yield	3.61%	2.02%	2.00%
Expected Term (in years)	8	7	7
Risk-free rate	3.66%	4.88%	4.59%
Forfeiture Rate	4.00%	3.00%	3.00%

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax, if applicable, are as follows (in thousands):

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
December 31, 2006					
Pension funded status adjustment	$ (4,399)	$(13,007)	$ 5,131	$ (7,876)	$(12,275)
Foreign currency translation adjustment	12,772	1,714	—	1,714	14,486
Unrealized gain on derivative	382	(632)	250	(382)	—
Accumulated other comprehensive income, net of tax	$ 8,755	$(11,925)	$ 5,381	$ (6,544)	$ 2,211
December 31, 2007					
Pension Adjustment	$(12,275)	$ 18,151	$(7,161)	$ 10,990	$ (1,285)
Foreign currency translation adjustment	14,486	15,772	—	15,772	30,258
Accumulated other comprehensive income, net of tax	$ 2,211	$ 33,923	$(7,161)	$ 26,762	$ 28,973
December 31, 2008					
Pension Adjustment	$ (1,285)	$(39,002)	$15,386	$(23,616)	$(24,901)
Foreign currency translation adjustment	30,258	(27,030)	—	(27,030)	3,228
Unrealized loss on derivatives	—	(12,839)	5,065	(7,774)	(7,774)
Accumulated other comprehensive loss, net of tax	$ 28,973	$(78,871)	$20,451	$(58,420)	$(29,447)

Earnings per Share

Basic earnings per share excludes the dilutive effect of (i) common shares that could potentially be issued due to the exercise of stock options, and (ii) unvested restricted shares and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the effect of shares and potential shares issued under the stock incentive plans.

	Twelve Months Ended December 31,		
	2008	2007	2006
	(in thousands)		
Weighted average shares of common stock outstanding—basic	46,570	48,239	49,607
Potentially dilutive shares resulting from stock plans	124	1,010	1,631
Weighted average common shares—diluted	46,694	49,249	51,238
Antidilutive options not included in the weighted average common shares-diluted calculation	2,225	892	25

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

New Accounting Pronouncements

In November 2008, the FASB ratified the consensus reached in Emerging Issues Task Force ("EITF") issue No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 clarifies how to account for acquired defensive intangible assets subsequent to initial measurement under SFAS 141R that the Company does not intend to actively use but does intend to hold to prevent others from obtaining access to the asset. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, along with SFAS 141R. The Company has evaluated EITF 08-7 and does not expect the adoption of EITF 08-7 to have a material impact on its consolidated results of operations, financial position or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). Any effect of applying the provisions of SFAS 162 shall be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company adopted SFAS 162 as of its effective date, as required. SFAS 162 did not have an impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), and other GAAP. FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption of the standard is prohibited. The Company adopted FSP FAS 142-3 as of

January 1, 2009, as required. The Company does not expect that the adoption of FSP FAS 142-3 will have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133" ("SFAS 161"), which requires enhanced disclosures about an entity's derivative and hedging activities. Specifically, entities are required to provide enhanced disclosures about: a) how and why an entity uses derivative instruments; b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS 161 as of January 1, 2009, as required. The Company does not expect that the adoption of SFAS 161 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) modifies the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted SFAS 141(R) as of January 1, 2009, as required. The Company expects that the adoption of SFAS 141(R) will have an impact on its consolidated financial statements if the Company acquires another company in the future.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option for any financial assets or financial liabilities.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands the disclosure requirements about fair value measurements. In February 2008, the FASB amended SFAS 157 through the issuance of FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-1, which was effective upon the initial adoption of SFAS 157, amends SFAS 157 to exclude from its scope certain accounting pronouncements that address fair value measurements associated with leases. FSP FAS 157-2, which was effective upon issuance, delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which was effective upon issuance. FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company adopted SFAS 157, as amended, and on a prospective basis, as of January 1, 2008. The January 1, 2008 adoption did not have a significant impact on the Company. The Company adopted SFAS 157, as amended, and on a prospective basis, as of January 1, 2009 to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect that the adoption of SFAS 157, as amended, and on a prospective basis to nonfinancial assets and nonfinancial liabilities, will have a material impact on its consolidated financial statements. See Note 21 for further information regarding the adoption of SFAS 157.

3. ACQUISITIONS

On October 1, 2007, the Company acquired Teddy & Arthur Edelman, Limited. Edelman Leather, LLC supplies fine leathers to residential, hospitality, aviation and contract office furniture markets. The closing cash purchase price was approximately $70.8 million and was primarily financed using the Company's revolving credit facility described in Note 9. The final purchase price is contingent upon Edelman Leather, LLC's earnings in both 2008 and 2009. See Note 7 for the 2008 portion of the earn out. The remaining contingent payout at December 31, 2008 that could be earned is not material. This acquisition has been accounted for as a purchase and resulted in the recognition of $30.6 million of goodwill in the Company's financial statements.

4. CUSTOMER RECEIVABLES

Customer receivables are presented net of an allowance for doubtful accounts of $9.2 million and $4.2 million at December 31, 2008 and 2007, respectively. Management performs ongoing credit evaluations of its clients and generally does not require collateral. As of December 31, 2008 and 2007, the U.S. government and agencies thereof, represented approximately 18.9% and 11.8%, respectively, of gross customer receivables.

5. INVENTORIES

	2008	2007
	(in thousands)	
Raw materials	$ 48,138	$45,043
Work in process	7,423	8,208
Finished goods	44,664	38,836
Inventories	$100,225	$92,087

Inventory reserves for obsolescence and other estimated losses were $6.8 million and $6.9 million at December 31, 2008 and 2007, respectively.

6. PROPERTY, PLANT, AND EQUIPMENT

	2008	2007
	(in thousands)	
Land and buildings	$ 93,840	$ 95,539
Machinery and equipment	274,265	307,387
Construction in progress	7,173	9,464
Property, plant and equipment	375,278	412,390
Accumulated depreciation	(243,110)	(268,747)
Property, plant and equipment, net	$ 132,168	$ 143,643

7. INTANGIBLE ASSETS

Information regarding the Company's goodwill and other intangible assets follows (in thousands):

	2008			2007		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:						
Goodwill	$ 82,713	$ (8,412)	$ 74,301	$ 84,002	$ (8,412)	$ 75,590
Trademarks	219,900	(32,069)	187,831	219,900	(32,069)	187,831
Edelman Trade Name	26,050	—	26,050	26,046	—	26,046
Amortizable intangible assets:						
Deferred financing fees	4,241	(1,488)	2,753	4,241	(877)	3,364
Trademarks	3,000	(1,315)	1,685	3,000	(668)	2,332
Other	7,755	(1,255)	6,500	7,472	(268)	7,204
Total	$343,659	$(44,539)	$299,120	$344,661	$(42,294)	$302,367

On October 1, 2007, in combination with the acquisition of Teddy & Arthur Edelman, Limited, the Company acquired certain intangible assets related to a trade name, non-compete agreement, customer relationships and goodwill. The trade name was valued at $26.1 million and is tested annually for impairment. The non–compete agreement and customer relationships intangibles were valued at $0.7 million and $6.4 million, respectively. These were assigned definite useful lives and as such amortization is recorded over the economic life of the intangibles in accordance with Statement of Financial Accounting Standards 142 "Goodwill and Other Intangible Assets". Goodwill for the acquisition of Edelman Leather was recorded at $30.6 million and is tested for impairment annually.

On December 19, 2006, the Company entered into an agreement to purchase the rights to the "LIFE" trademark associated with its LIFE chair for $3.0 million. The Company assigned an 11 year useful life to the trademark and will amortize it based on a percentage of LIFE chair sales through 2017.

The Company will evaluate annually whether the estimated useful life of the trademarks warrant revisions and any such changes will be applied prospectively.

The changes in the carrying amount of goodwill are as follows:

	2008	2007
	(in thousands)	
Balance at beginning of year	$75,590	$44,637
Edelman Leather Acquisition	1,492	30,600
Income tax adjustment for European NOLs	846	—
Foreign currency transaction (loss) gain	(3,627)	353
Balance at end of year	$74,301	$75,590

During 2008, in combination with the acquisition of Teddy and Arthur Edelman, Limited, incremental consideration of $1.7 million was earned by the former owners which is accrued as of December 31, 2008 and will be paid out during the first quarter of 2009. This amount was partially offset by $0.2 million of working capital adjustments in 2008. In accordance with SFAS 141, the incremental consideration was added to goodwill.

On June 29, 2007, the Company completed the refinancing of its existing credit facility with a new $500 million revolving credit facility. As a result of this transaction, approximately $1.2 million of deferred financing fees, net of accumulated amortization were written-off and approximately $2.6 million of new deferred financing fees were recorded.

The Company recorded amortization of deferred financing fees of approximately $611,000, $637,000, and $663,000 for the years ended December 31, 2008, 2007 and 2006, respectively. This amortization was recorded as a component of interest expense. Estimated amortization expense for the deferred financing fees and other intangibles for each of the five succeeding years is as follows:

2009	$2,832
2010	2,733
2011	2,088
2012	1,092
2013	721

8. OTHER CURRENT LIABILITIES

	2008	2007
	(in thousands)	
Accrued employee compensation	$ 44,841	$44,898
Accrued pension costs	9,870	8,500
Customer deposits	6,639	6,301
Derivatives	6,576	—
Accrued warranty	11,528	10,078
Other	23,675	20,432
Other current liabilities	$103,129	$90,209

9. INDEBTEDNESS

The Company's long-term debt is summarized as follows:

	2008	2007
	(in thousands)	
Revolving loans, variable rate (3.04% at December 31, 2008 and 6.12% at December 31, 2007)	$337,000	$368,000
Other	379	576
Total	337,379	368,576
Less current maturities	(121)	(136)
Long-term debt	$337,258	$368,440

Term and Revolving Loans

On June 29, 2007, the Company completed the refinancing of its existing credit facility with a new $500.0 million revolving credit facility maturing in June 2013. The Company may use the new revolving line of credit for general corporate purposes, including strategic acquisitions, stock buy backs and cash dividends. Under the Company's new credit agreement, the Company can increase its revolving credit facility by up to $200.0 million subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until June 2013, subject to satisfaction of certain conditions on the date of any such borrowing. Obligations under the credit facility are secured by a first priority security interest in (i) the capital stock of each present and future subsidiary (with limitations on foreign subsidiaries) and (ii) all present and future property and assets of the Company (with various limitations and exceptions). Borrowings under the credit agreement bear interest at a floating rate based, at the Company's option, upon (i) the LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.50% or the prime rate as announced by the revolving credit facility's administrative agent, plus an applicable percentage.

The senior credit agreement contains a letter of credit subfacility that allows for the issuance of letters of credit and swing-line loans. The sum of the outstanding revolver balance plus any outstanding letters of credit and swing-line loans cannot exceed $500.0 million subject to the ability to increase the credit facility by up to $200.0 million as mentioned above. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans.

The Company is required to pay a commitment fee equal to a rate per annum calculated as the product of the applicable rate based upon the Company's leverage ratio as set forth in the credit agreement times the unused portion of the revolving credit facility. In addition, the Company is required to pay a letter of credit fee equal to the applicable rate as set forth in the credit agreement times the daily maximum amount available to be drawn under such letter of credit.

In addition, the credit agreement also contains various affirmative and negative covenants that among other things, limit, subject to certain exceptions, the incurrence of additional indebtedness and capital expenditures in excess of a specified amount in any fiscal year. The Company was in compliance with the credit agreement covenants at December 31, 2008.

The Company also has several revolving credit agreements with various European financial institutions. These credit agreements provide credit primarily for overdraft and working capital purposes. As of December 31, 2008, total credit available under such agreements was approximately $8,347,000. There is currently no expiration date on these agreements. The interest rates on borrowings are variable and are based on the monetary market rate that is linked to each country's prime rate. As of December 31, 2008, the Company had no outstanding borrowings under the European credit facilities.

Interest Paid

During 2008, 2007 and 2006, the Company made interest payments including amounts related to the Company's interest rate collar swap and cap agreements totaling $16.6 million, $22.9 million and $22.8 million respectively.

Maturities

Aggregate maturities of the Company's indebtedness as of December 31, 2008 are as follows (in thousands):

2009	$ 121
2010	132
2011	126
2012	—
2013	337,000
	$337,379

10. PREFERRED STOCK

The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. Subject to applicable laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors. There was no Preferred Stock outstanding as of December 31, 2008 and 2007.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap and Cap Agreements

The Company uses derivative financial instruments, to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates.

On May 21, 2008, the Company entered into four interest rate swap agreements for purposes of managing its risk in interest rate fluctuations. These agreements each hedge a notional amount of $150.0 million of the Company's borrowings under the revolving credit facility. Two of the agreements are effective June 9, 2009 and expire on June 9, 2010. On these two agreements, the Company pays a fixed rate of 3.51% and receives a variable rate of interest equal to three-month London Interbank Offered Rate (LIBOR), as determined on the last day of each quarterly settlement period. The other two agreements are effective on June 9, 2010 and expire on June 9, 2011. The Company pays a fixed rate of 4.10% on these two agreements and receives a variable rate of interest equal to three-month LIBOR. The Company has elected to apply hedge accounting under SFAS No. 133 to these agreements. Changes in the fair value of the interest rate swap agreements are recorded in the period the value of the contract changes. The net amount paid or received upon quarterly settlements will be recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet.

On September 30, 2006, the Company entered into two interest rate cap agreements which set a maximum interest rate on a notional amount and utilize LIBOR as a variable-rate reference. Under these agreements, the Company paid a total premium of approximately $204 thousand for a cap rate of 6.00% on $200 million of the Company's borrowings under the credit facility. The Company has elected not to apply hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to these agreements. As such, the change in fair value of the contracts is reported in earnings in the period the value of the contract changes as a component of other income (expense). These interest rate cap agreements matured on September 30, 2008.

In October 2004, the Company entered into an interest rate swap agreement and an interest rate cap agreement. These agreements hedged interest rate risk on a notional amount of approximately $212.5 million of the Company's borrowings under the credit facility. Both the interest rate swap agreement and the interest rate cap agreement matured on September 29, 2006.

The fair values of the Company's derivative instruments included in current and non current liabilities are summarized as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Interest rate swap agreements	$(12,839)	$—
	$(12,839)	$—

The fair value of the Company's derivative instruments included in current liabilities is $6.6 million at December 31, 2008. The fair value of the Company's derivative instruments included in noncurrent liabilities is $6.2 million at December 31, 2008.

The change in the fair values of the Company's derivative instruments and the adjustment to interest expense are summarized as follows:

	2008	2007	2006
Interest income	$—	$—	$1,674
Other expense	—	(71)	(703)
Pre-tax other comprehensive loss	—	—	(632)
Aggregate net (expense) benefit	$—	$(71)	$ 339

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense).

As of December 31, 2008, the Company had no outstanding foreign currency contracts. During 2008, the Company recognized a net loss of $7.8 million related to various foreign currency option contracts initiated and settled during 2008.

The Company had no outstanding foreign currency contracts at December 31, 2007. During 2007, the Company recognized a net gain of $1.2 million related to various foreign currency option contracts initiated and settled during 2007.

12. CONTINGENT LIABILITIES AND COMMITMENTS

The Company is currently involved in claims and matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Based upon information presently known, management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's liability include historical product-failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

Changes in the Company's warranty reserve during the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
	(in thousands)		
Balance, beginning of the year	$10,078	$ 7,436	$ 5,521
Provision for warranty claims	11,007	11,637	9,667
Warranty claims paid	(9,327)	(9,135)	(7,775)
Exchange rate impact	(230)	140	23
Balance, end of the year	$11,528	$10,078	$ 7,436

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("Statement 143"), "Accounting for Asset Retirement Obligations". Statement 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003 and recorded an asset retirement obligation of $390,000 related to the removal of leasehold improvements that have been made to one of the Company's manufacturing and distribution centers. Such improvements must be removed upon termination of the lease agreement. As of December 31, 2008, the fair value of that obligation was $540,000.

At December 31, 2008, the Company employed a total of 3,838 people. The 2008 restructuring plans reduced headcount by approximately 9% when compared to the prior year. The Company's headcount will be further reduced following the completion of its February 3, 2009 announced workforce reduction. Approximately 15.4% of the employees were represented by unions at December 31, 2008. The Grand Rapids, Michigan plant is the only unionized plant within the U.S. and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of America, Affiliate of the Carpenters Industrial Council (the Union), covering approximately 395 hourly employees. The Collective Bargaining Agreement expires August 27, 2011. Certain workers in the facilities in Italy are also represented by unions.

13. INCOME TAXES

Income before income tax expense consists of the following:

	2008	2007	2006
	(in thousands)		
U.S. operations	$101,566	$ 94,664	$75,876
Foreign operations	31,236	18,275	18,088
	$132,802	$112,939	$93,964

Income tax expense is comprised of the following:

	2008	2007	2006
		(in thousands)	
Current:			
Federal	$30,140	$23,699	$24,921
State	6,110	5,160	4,782
Foreign	8,205	6,367	6,930
Total current	44,455	35,226	36,633
Deferred:			
Federal	2,385	5,920	(875)
State	465	824	(188)
Foreign	585	(474)	(239)
Total deferred	3,435	6,270	(1,302)
Income tax expense	$47,890	$41,496	$35,331

The following table sets forth the tax effects of temporary differences that give rise to the deferred tax assets and liabilities:

	2008	2007
	(in thousands)	
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 3,589	$ 1,560
Inventories	2,906	2,477
Net operating loss carryforwards	10,074	17,603
Accrued pension	18,771	4,123
Stock-based compensation	2,918	3,240
Compensation-related accruals	3,732	4,064
Warranty	4,216	3,643
Obligation for postretirement benefits other than pension	8,308	9,105
Interest Rate Swap Agreement	5,065	—
Accrued liabilities and other items	5,459	4,730
Gross deferred tax assets	65,038	50,545
Valuation allowance	(9,241)	(17,047)
Net deferred tax assets	55,797	33,498
Deferred tax liabilities:		
Intangibles	65,928	60,399
Plant and equipment	14,215	15,224
Gross deferred tax liabilities	80,143	75,623
Net deferred tax liabilities	$(24,346)	$(42,125)

Income taxes paid, net of refunds received, by the Company during 2008, 2007, and 2006 totaled $30,547,000, $35,710,000, and $19,537,000 respectively.

As of December 31, 2008, the Company had net operating loss carryforwards totaling approximately $34,517,000 in various foreign tax jurisdictions which may be carried forward for an unlimited time.

A portion of the tax benefits recognized from reductions in the valuation allowance for net operating loss carryforwards that existed as of February 29, 1996, the date the Company was formed, reduced goodwill. The Company provides a valuation allowance against certain net foreign deferred tax assets due to the uncertainty that they can be realized.

The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	2008	2007	2006
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase in the tax rate resulting from:			
State taxes, net of federal effect	3.2	3.4	3.2
Effect of tax rates of other countries	(1.5)	(0.7)	—
Non-deductible IPO expense	—	—	0.4
Section 199 deduction	(1.0)	(1.4)	(0.8)
Other	0.4	0.4	(0.2)
Effective tax rate	36.1%	36.7%	37.6%

The Company has not made provisions for U.S. federal and state income taxes as of December 31, 2008 on $86.6 million of foreign earnings that are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. federal and state income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007, the beginning of the Company's fiscal year. As of January 1, 2007, the Company had unrecognized tax benefits of $2.9 million. The Company did not have to record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48. As of December 31, 2008, the Company had unrecognized tax benefits of approximately $2.0 million. The entire amount of the unrecognized tax benefits would affect the effective tax rate if recognized.

The following table summarizes the activity related to our unrecognized tax benefits during 2008 and 2007:

FIN 48 Reconciliation

	2008	2007
	(in thousands)	(in thousands)
Balance, beginning of the year	$2,255	$2,908
Additions for tax positions related to the current year	96	151
Additions for tax positions related to the prior year	2	231
Prior year reductions		
Settlements with taxing authorities	(311)	(378)
Lapse of statute of limitations	(274)	(657)
Change in exchange rate	(95)	
Balance, end of the year	$1,673	$2,255

Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense. For the potential payment of interest and penalties, the Company had accrued $0.5 million at January 1, 2008 and $0.5 million at December 31, 2008. For potential payment of interest and penalties, the Company had accrued $0.5 million at January 1, 2007 and $0.5 million at December 31, 2007.

As of December 31, 2008, the Company is subject to U.S. Federal Income Tax examination for the tax years 2005 through 2008, and to non-U.S. income tax examination for the tax years 2001 to 2008. In addition, the Company is subject to state and local income tax examinations for the tax years 2003 through 2008.

There are no tax positions included in unrecognized tax benefits at December 31, 2008 for which it is reasonably possible that the total amounts could significantly change during the next twelve months.

During 2008 the Company reduced the valuation allowance by $2,525,000 to recognize the benefits associated with net operating loss carry forwards that the Company concluded would be realized. Of this amount $1,679,000 was reflected as a current year benefit and $846,000 as a reduction to goodwill.

14. LEASES

The Company has commitments under operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in its operations. Some of the leases contain renewal provisions and generally require the Company to pay certain operating expenses, including utilities, insurance and taxes, which are subject to escalation. In 2004, the Company entered into a lease for one of its showrooms which contained a provision for cash abatements related to certain leasehold improvements. In 2008, the Company entered into three leases agreements which contained a provision for cash abatements related to certain leasehold improvements. In 2007, the Company entered into a lease for one of its showrooms which contained a provision for cash abatements related to certain leasehold improvements. These abatements are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion as of December 31, 2008 and 2007 was $3,603,000 and $1,792,000, respectively. Total rental expense for 2008, 2007, and 2006 was $15,303,000, $13,953,000 and $12,035,000, respectively. Future minimum rental payments required under those operating leases that have a remaining non-cancelable lease term in excess of one year are as follows (in thousands):

2009	$10,844
2010	9,974
2011	8,208
2012	6,225
2013	4,697
Subsequent years	10,297
Total minimum rental payments	$50,245

15. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has two domestic defined benefit pension plans and two plans providing for other postretirement benefits, including medical and life insurance coverage. One of the pension plans and one of the other postretirement benefits plans cover eligible U.S. nonunion employees while the other pension plan and other postretirement benefits plan cover eligible U.S. union employees. According to the measurement date provisions of Statement 158, the Company uses a December 31 measurement date for both of their plans.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement 87, all of which were previously netted against the plan's funded status in the Company's statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pensions cost in the same periods will be recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of Statement 158.

The following table sets forth a reconciliation of the benefit obligation, plan assets and accrued benefit cost related to the pension and other postretirement benefits provided by the Company (in thousands):

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Change in projected benefit obligation:				
Projected benefit obligation at January 1	$130,561	$121,635	$ 23,615	$ 28,702
Service cost	12,041	10,179	512	646
Interest cost	10,536	7,262	1,835	1,667
Participant contributions	359	229	—	—
Plan amendments	—	—	—	—
Actuarial (gain) loss	231	(6,949)	719	(5,949)
Benefits paid	(2,584)	(1,795)	(1,406)	(1,451)
Projected benefit obligation at December 31	$151,144	$130,561	$ 25,275	$ 23,615
Accumulated benefit obligation at December 31	$134,457	$113,917	$ —	$ —
Change in plan assets:				
Fair value of plan assets at January 1	$111,421	$ 88,375	$ —	$ —
Actual return on plan assets	(26,291)	11,875	—	—
Employer contributions	12,696	12,737	1,406	1,814
Participant contributions	359	229	—	—
Benefits paid	(2,584)	(1,795)	(1,406)	(1,451)
Fair value of plan assets at December 31	$ 95,601	$111,421	$ —	$ 363
Funded status	$(55,543)	$(19,140)	$(25,275)	$(23,252)

Effective January 1, 2006, the Company amended its post-65 retiree Health Care Plan to replace prescription drug coverage with a Medicare Part D reimbursement capped at $40 per month.

Effective January 1, 2007, the Company amended its post retirement Health Care Plan to share costs equally for retirees with 90 points (age plus years of service). Retirees with less than 90 points will pay the full cost of insurance.

The following disclosures are required with the adoption of *SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (in thousands):

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Amounts recognized in the consolidated balance sheet consist of:				
Current liabilities	$ (9,870)	$ (8,500)	$ (2,164)	$ (1,500)
Noncurrent liabilities	(45,673)	(10,640)	(23,111)	(21,752)
Net amount recognized	$(55,543)	$(19,140)	$(25,275)	$(23,252)
Amounts recognized in accumulated other comprehensive income: before taxes:				
Net actuarial loss (gain)	$ 42,071	$ 4,520	$ 9,000	$ 9,132
Prior service cost (benefit)	303	399	(10,252)	(11,931)
Net amount recognized	$ 42,374	$ 4,919	$ (1,252)	$ (2,799)

The estimated net actuarial loss, and prior service cost, for the defined benefit pension plans included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2009 is $71,000 and $77,000 respectively.

Weighted-average assumptions used to determine benefit obligations of the Company's pension and other postretirement benefit plans as of December 31, 2008 and 2007 were as follows:

	2008	2007
Discount rate	6.50%	6.50%
Rate of compensation increase	4.00	4.00

The following table sets forth the components of the net periodic benefit cost for the Company's pension and other postretirement benefits plans (in thousands):

	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
Service cost	$ 9,633	$10,179	$ 9,666	$ 410	$ 646	$ 634
Interest cost	8,429	7,262	6,346	1,468	1,667	1,564
Expected return on plan assets	(8,835)	(7,103)	(6,225)	—	—	—
Amortization of prior service cost	77	77	77	(1,343)	(1,343)	(1,354)
Recognized actuarial loss	12	694	942	681	1,054	937
Net periodic benefit cost	$ 9,316	$11,109	$10,806	$ 1,216	$ 2,024	$ 1,781
Additional information						
Increase (decrease) in minimum liability included in other comprehensive income	$ —	$ —	$ (4,705)	$ —	$ —	$ —

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2008 and 2007 were as follows:

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Discount rate	6.50%	6.00%	6.50%	6.00%
Expected return on plan assets	8.25	8.25	N/A	N/A
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected long-term rate of return on assets is based on management's expectations of long-term average rates of return to be earned on the investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan assets are invested.

For purposes of measuring the benefit obligation as of and for the year ended December 31, 2008, associated with the Company's other postretirement benefit plans, a 7.25% annual rate of increase in the per capital cost of covered health care benefits was assumed for 2009. The rate was then assumed to decrease 0.75% per year to an ultimate rate of 5% for 2014 and thereafter. For purposes of measuring the net periodic benefit cost as of and for the year ended December 31, 2008 associated with the Company's other postretirement benefits plans, a 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. Increasing the assumed health care cost trend rate by 1.0% would increase the benefit obligation as of December 31, 2008 by $3,062,000 and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2008 by $302,000. Decreasing the assumed health care cost trend rate by 1.0% would decrease the benefit obligation as of December 31, 2008 by $2,553,000 and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2008 by $244,000.

The Company's pension plans' weighted-average asset allocations as of December 31, 2008 and 2007, by asset category were as follows:

	Plan Assets at December 31	
Asset Category	2008	2007
Temporary Investment Funds	4%	3%
Equity Investment Funds	50	62
Fixed Income Funds	46	35
Total	100%	100%

The Company's pension plans' investment policy includes an asset mix based on the Company's risk posture. The investment policy states a target allocation of 60% equity funds and 40% fixed income funds. Inclusion of the fixed income funds is to provide growth through income and these funds should primarily invest in fixed income instruments of the U.S. Treasury and government agencies and investment-grade corporate bonds. The equity fund investments can consist of a broadly diversified domestic equity fund, an actively managed domestic equity fund and an actively managed international equity fund. The purpose of these funds is to provide the opportunity for capital appreciation, income, and the ability to diversify investments outside the U.S. equity market. Mutual funds are used as the plans' investment vehicle since they have clearly stated investment objectives and guidelines, offer a high degree of investment flexibility, offer competitive long-term results, and are cost effective for small asset balances.

The Company expects to contribute $9,870,000 to its pension plans and $2,164,000 to its other postretirement benefit plans in 2009. Estimated future benefit payments under our pension and other postretirement plans are as follows:

	Pension Benefits	Other Benefits
	(in thousands)	
2009	$ 2,823	$ 2,164
2010	3,377	2,294
2011	4,068	2,271
2012	4,920	2,225
2013	5,921	2,418
2014-2018	48,876	12,206

Employees of the Canadian, Belgium and United Kingdom operations participate in defined contribution pension plans sponsored by the Company. The Company's expense related to these plans for 2008, 2007, and 2006 was $1,501,000, $1,338,000, and $1,352,000 respectively.

The Company also sponsors a 401(k) retirement savings plan for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. The Company matches 40.0% of participant contributions up to the first 6.0% of compensation for nonunion employees and matches 50.0% of participant contributions up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan provides for additional discretionary employer matching based on the achievement of certain profitability goals. The plan also provides that the Company may make discretionary contributions of common stock to participant accounts on behalf of all actively employed U.S. participants. Company contributions generally vest ratably over a five-year period. A Knoll common stock fund consisting of 1,000,000 shares of common stock into which participants may invest the compensation they elect to defer was established on December 14, 2004. Participant contributions into the Knoll common stock fund will be limited to no more than 10% of their total account balance in the plan. Participant contributions in the Knoll common stock fund may be transferred into other investment alternatives and distributed in the form of shares of Knoll common stock if so invested at the time of distribution.

The Company's total expense under the 401(k) plan was $3,374,000, $3,443,000, and $2,802,000 for 2008, 2007 and 2006, respectively.

16. STOCK PLANS

Stock Incentive Plans

As of December 31, 2008, the Company sponsored two stock incentive plans under which awards denominated or payable in shares or options to purchase shares of Knoll common stock may be granted to officers, certain other employees, directors and consultants of the Company. On February 28, 2007, one of the Company's two stock incentive plans expired reducing the number of shares available to grant under the plans by approximately 8,000. In May 2007, the Company approved the 2007 Stock Incentive Plan which authorized the issuance of 2,000,000 shares of common stock. As of December 31, 2008, a combined maximum of 25,809,328 shares were authorized for issuance under the plans and 1,590,868 remained available for issuance. A Stock Option Committee currently consisting of the Compensation Committee of the Company's Board of Directors ("Stock Option Committee") has sole discretion concerning administration of the plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Options that are granted have a maximum contractual life of ten years. Grants to employees generally become partially vested one year from the date of the award agreement. On such date for the majority of options granted, 30% of the shares covered by the options become available for exercise. An additional 20% vest and become available on the second and third anniversaries and an additional 30% on the fourth anniversary. For some of the options granted, 25% vest each year over a four year period. In addition, the options generally have accelerated vesting provisions upon a change of control of the Company. The Company is recognizing compensation expense using the graded vesting attribution method which treats each option grant as multiple grants each with its own requisite service period.

In 2004 and 2005 under the Amended and Restated 1999 Stock Incentive Plan, the Company granted performance-based restricted stock awards to certain key employees aggregating 1,650,000 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. The restricted stock awards will vest as to one-sixth of the shares underlying each award to the extent that the average Knoll operating profit for any two-year period is equal to $100.0 million. An additional one-sixth will vest based on additional increments to operating profit of $15.0 million over such a period, with full vesting upon the achievement of $175.0 million in average operating profit over such a period. In any event, the awards will fully vest on the sixth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2007, under the 2007 Stock Incentive Plan and the Amended and Restated 1999 Stock Incentive Plan, the Company granted restricted stock awards to certain key employees aggregating 514,654 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 360,000 of these shares will vest as to one-fifth of the shares underlying each award to the extent that Knoll operating profit for a calendar year is equal to $141.0 million. An additional one-fifth will vest based on additional increments to operating profit of $15.0 million with full vesting upon the achievement of $201.0 million in operating profit. In any event, the awards will fully vest on the fifth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. 154,654 of these shares granted in 2007 vest one-third over the next three years, without regard to operating profit targets. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2008, under the 2007 Stock Incentive Plan and the Amended and Restated 1999 Stock Incentive Plan, the Company granted restricted stock awards to certain key employees aggregating 992,117 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 66,000 of these shares will vest as to one-fifth of the restricted shares underlying each award to the extent that Knoll operating profit for the period is equal to $156.0 million. An additional one-fifth will vest based on additional increments to operating profit of $15.0 million with full vesting upon the achievement of $216.0 million in operating profit. In any event, the awards will fully vest on the fifth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. 900,000 of these shares will vest as to one-fifth of the shares underlying each award on each grant date anniversary, without regard to operating profit targets. 26,117 of these shares granted in 2008 vest one-third over the next three years, without regard to operating profit targets. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

The following table summarizes the Company's restricted stock activity during the year:

	2008	
	Number of Restricted Shares Granted	Weighted Average Fair Value
Outstanding at the beginning of the year	1,702,991	$16.76
Granted	992,117	12.89
Forfeited	(183,462)	15.67
Vested	(598,886)	16.30
Outstanding at the end of the year	1,912,760	15.23

The following table summarizes the Company's stock option activity during the year:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Balance at December 31, 2007	2,755,007	$15.39		
Exercised	(107,290)	11.23		
Granted	270,000	13.27		
Expired	—	—		
Forfeited	(158,738)	17.86		
Balance at December 31, 2008	2,758,979	$15.20	4.61	$—
Exercisable at end of year	2,208,479	$14.71	3.66	$—

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.74 – $15.00	1,468,215	4.57 years	$12.97	1,198,215	$12.90
$15.01 – $18.77	1,050,764	3.86	16.58	944,014	16.46
$18.78 – $23.47	240,000	8.16	22.76	66,250	22.51
$10.74 – $23.47	2,758,979	4.61	15.20	2,208,479	14.71

The weighted-average grant-date fair value of options granted during the years 2008, 2007, and 2006 was $3.74, $7.70 and $5.27 respectively. The total intrinsic value of options exercised during the years 2008, 2007, and 2006 was $0.5 million, $24.1 million, and $26.9 million, respectively. The total fair value of shares vested during the years 2008, 2007, and 2006 was $0.9 million, $1.3 million, and $5.0 million, respectively.

A summary of the status of the Company's non-vested options as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below.

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	803,977	3.72
Granted	270,000	3.74
Vested	(456,590)	1.96
Forfeited	(66,887)	4.86
Nonvested at December 31, 2008	550,500	5.05

Compensation costs related to stock-based compensation for the years ended December 31, 2008 and 2007 totaled $7.2 million pre-tax ($4.4 million after-tax), or $0.09 per diluted share, and $5.9 million pretax ($3.6 million after-tax), or $0.07 per diluted share, respectively, and are included in the consolidated statements of income under selling, general, and administrative expenses.

At December 31, 2008 and December 31, 2007, the total compensation cost related to nonvested awards not yet recognized equaled $25.4 million and $21.9 million, respectively, including $1.1 million and $1.5 million for stock options, respectively, and $24.3 million and $20.4 for restricted stock respectively. This cost is expected to be recognized over the remaining vesting periods, which will not exceed five years.

Other Stock-Based Compensation Plans

On November 4, 1999, the Company established The Knoll Stock Ownership Award Plan, under which it may grant notional stock units to substantially all individuals employed by the Company in Canada as of the effective date of the plan. Participants vest their interest in notional stock units ratably according to years of service, with such units being 100% vested at the end of five years of service. On November 4, 1999, the Company granted a total of 109,800 notional stock units, with an estimated fair value of $14.00 per unit, to eligible employees. All outstanding shares became fully vested on November 4, 2004. In September 2004 and in January 2001, the number of notional units outstanding was adjusted, in accordance with the plan provisions, in response to special cash dividends that were paid to stockholders. In addition the number of notional units outstanding was adjusted, in accordance with plan provisions, for each quarterly cash dividend declared since the Company went public December 14, 2004. Compensation expense is recognized based on the estimated fair value of notional stock units and vesting provisions. This plan was terminated in August of 2008. Total compensation expense (income) incurred in connection with these awards was $29,000 for 2008, ($881,000) for 2007 and $815,000 for 2006.

The Company maintains an Employee Stock Purchase Plan (ESPP) whereby employees of the Company may purchase shares of Knoll common stock at a discounted rate. The discount rate is 5% off the average of the high and low sale price per share on the last trading day of the purchase period. Employees may contribute 1-10% of their eligible gross pay up to a $25,000 annual stock value limit. In 2008, 2007, and 2006 employees purchased 5,841, 3,637, and 3,433 shares, respectively in accordance with the terms of the ESPP.

17. SEGMENT AND GEOGRAPHIC REGION INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," management evaluates the Company as one reporting segment in the office furniture industry. The Company is engaged worldwide in the design, manufacture and sale of office furniture products and accessories through its wholly owned subsidiaries. Throughout the world, the product offerings, the production processes, the methods of distribution, and the customers serviced are similar. The Company's product offerings consist primarily of office furniture systems, seating, files and storage, and other specialty products. These product offerings are marketed, distributed, and managed primarily as a group of similar products on an overall portfolio basis.

The Company's net sales by product category were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in thousands)		
Office Systems	$ 543,853	$ 561,956	$555,006
Specialty Products	254,525	200,103	158,792
Seating	109,222	118,364	105,149
Files and Storage	86,138	81,022	81,314
European Products	110,576	89,677	76,381
Other	15,833	4,692	5,510
	$1,120,147	$1,055,814	$982,152

The Company markets its products in the United States and internationally, with its principal international markets being Canada and Europe. The table below contains information about the geographical areas in which the Company operates. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
	(in thousands)			
2008				
Sales to clients	$964,875	$40,229	$115,043	$1,120,147
Property, plant and equipment, net	85,680	31,225	15,263	132,168
2007				
Sales to clients	$926,018	$36,739	$ 93,057	$1,055,814
Property, plant and equipment, net	85,824	41,394	16,425	143,643
2006				
Sales to clients	$870,713	$33,216	$ 78,223	$ 982,152
Property, plant and equipment, net	88,105	35,513	14,111	137,729

A number of U.S. government agencies purchase the Company's products through multiple contracts with the General Services Administration ("GSA"). Sales under GSA contracts amounted to $98,492,000 in 2008, $99,167,000 in 2007, and $124,183,000 in 2006.

18. QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Consolidated Statements of Operations data for each quarter for the years ended December 31, 2008 and 2007. The operating results for any quarter are not necessarily indicative of results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share data)				
2008					
Sales	$267,808	$292,536	$283,517	$276,286	$1,120,147
Gross profit	90,323	101,087	104,198	99,461	395,069
Net income	17,278	20,917	24,062	22,655	84,912
Earnings per share—basic	$ .36	$ .44	$ .52	$ .50	$ 1.82
Earnings per share—diluted	$ .36	$ .44	$ .52	$ .50	$ 1.82
2007					
Sales	$247,947	$272,089	$253,962	$281,816	$1,055,814
Gross profit	84,528	93,389	88,249	98,959	365,125
Net income	14,828	17,514	18,413	20,688	71,443
Earnings per share—basic	$ .31	$ .36	$ .38	$ .43	$ 1.48
Earnings per share—diluted	$ .30	$ .35	$ .37	$ .42	$ 1.45

19. OTHER (EXPENSE) INCOME

The components of other (expense) income are as follows:

	December 31		
	2008	2007	2006
	(in thousands)		
Foreign exchange transaction gain (loss)	$2,944	$(4,203)	$ 562
Unrealized loss on derivatives	—	(71)	(703)
Write-off of deferred financing fees	—	(1,195)	—
Other	735	818	882
Other income (expense), net	$3,679	$(4,651)	$ 741

20. RESTRUCTURING CHARGES

On April 3, 2008 the Company announced a restructuring plan in order to reduce costs. An additional reduction was announced December 4, 2008. The restructuring plans included job eliminations and the discontinuation of a product line. The Company based its accounting and disclosures on the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* As a result, charges to operations were made in the periods in which restructuring plan liabilities were incurred. In connection with the above plans, the Company incurred $3.3 million in employee termination costs and $1.3 million related to the write-off of fixed assets and other miscellaneous costs. A reserve was recorded on the balance sheet for employee terminations costs that have not been paid as of December 31, 2008.

Below is the summary of the restructuring reserve balance as of December 31, 2008:

	Workforce Reductions
Restructuring Reserve	
Reserve balance as of January 1, 2008	$ —
Additions	4,625
Payments	2,971
Adjustments	(209)
Reserve balance as of December 31, 2008	$1,445

21. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of SFAS 157 for certain balance sheet items. SFAS 157 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The levels of the hierarchy are described below:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy. The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the consolidated balance sheet at December 31, 2008 (in thousands):

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities:				
Interest rate swaps	$—	$(12,839)	$—	$(12,839)
Total	$—	$(12,839)	$—	$(12,839)

The interest rate swaps are included in other current and non-current liabilities within the consolidated balance sheet at December 31, 2008.

22. SUBSEQUENT EVENT

On February 3, 2009, the Company began implementing a workforce reduction, including both voluntary and involuntary layoffs, due to the weakening economy. The Company estimates that this restructuring will result in severance and related costs of approximately $8.0 million in the first half of 2009, of which approximately $6.0 million will be recognized in the first quarter of 2009.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report (December 31, 2008) ("Disclosure Controls"). Based upon the Disclosure Controls evaluation, our principal executive officer and principal financial officer have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that (i) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes without limitation, maintaining records that in reasonable detail accurately and fairly reflect our transactions, providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements, providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008; their report is included on page 70.

Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Knoll, Inc.

We have audited Knoll's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Knoll, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Knoll, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Knoll, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Knoll, Inc. and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP

Philadelphia, Pennsylvania
February 27, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 relating to directors, director nominees and executive officers of the registrant is incorporated by reference from the information under the captions "Board of Directors," "Election of Directors," "Executive Officers," "Board Meetings and Committees," "Code of Ethics," and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement for our 2009 Annual Meeting of Stockholders (the "Proxy Statement").

The information relating to the identification of the audit committee, audit committee financial expert and director nomination procedures of the registrant is incorporated by reference from the information under the caption "Board Meetings and Committees" contained in our Proxy Statement.

Our Board of Directors has adopted a code of ethics for all employees. This code is made available free of charge on our website at *www.knoll.com*. For further information see subsection "Code of Ethics" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference from the information under the caption "Executive Compensation" contained in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

	Equity Compensation Plan Information As of December 31, 2008		
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,758,979	$15.20	1,590,868
Equity compensation plans not approved by security holders	—	—	—
Total	2,758,979		1,590,868

If there is an expiration, termination, or cancellation of any benefit granted under the plans without the issuance of shares, the shares subject to or reserved for that benefit may again be used for new stock options, rights, or awards of any type authorized under the plans.

All other information required by Item 12 is hereby incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference from the information under the captions "Transactions with Related Persons" and "Director Independence" contained in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference from the information under the caption "Independent Registered Public Accounting Firm" contained in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K:

(1) CONSOLIDATED FINANCIAL STATEMENTS (ITEM 8)

- Consolidated Balance Sheets as of December 31, 2008 and 2007.
- Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007, and 2006.
- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2008, 2007, and 2006.
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007, and 2006.
- Notes to the Consolidated Financial Statements.
- Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Schedule.

(2) FINANCIAL STATEMENT SCHEDULES

- Financial Statement Schedule II—Valuation and Qualifying Accounts is filed with this Form 10-K on page S-1 of this Form 10-K. All other schedules for which provision is made in the applicable regulation of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) EXHIBITS

Exhibit Number	Description
3.1 (a)	Amended and Restated Certificate of Incorporation of Knoll, Inc.
3.2 (r)	Amended and Restated By-Laws of Knoll, Inc.
4.1 (a)	Form of Stock Certificate.
10.1 (b)	Amended and Restated Credit Agreement, dated as of June 29, 2007, by and among Knoll, Inc., the domestic subsidiaries of Knoll, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer, Banc of America Securities LLC, as sole Lead Arranger and sole Book Manager, HSBC Bank USA, National Association, as Syndication Agent, Citizens Bank, as Documentation Agent, and the other lenders party thereto.
10.2 (g)*	Amended and Restated Employment Agreement, executed March 14, 2006, effective as of January 1, 2006, between Knoll, Inc. and Burton B. Staniar.
10.3 (d)*	Employment Agreement, dated as of March 23, 2001, between Knoll, Inc. and Andrew B. Cogan.
10.4 (a)*	Amendment No. 1 to Employment Agreement, dated as of August 25, 2004, between Knoll, Inc. and Andrew B. Cogan.
10.5 (g)*	Amendment No. 2 to Employment Agreement, dated as of March 14, 2006, between Knoll, Inc. and Andrew B. Cogan.
10.6 (i)*	Amendment No. 3 to Employment Agreement, dated as of December 11, 2006, between Knoll, Inc. and Andrew B. Cogan.
10.7 (l)*	Amendment No. 4 to Employment Agreement, dated as of December 10, 2007, between Knoll, Inc. and Andrew B. Cogan.
10.8 (q)*	Employment Agreement, dated as of March 3, 2008, between Knoll, Inc. and Lynn M. Utter.

Exhibit Number	Description
10.9*	Summary of Barry L. McCabe 2009 Compensation.
10.10 (a)*	Offer Letter, dated March 11, 1999, from Knoll, Inc. to Stephen A. Grover.
10.11*	Summary of Stephen A. Grover 2009 Compensation.
10.12 (a)*	Offer Letter, dated July 30, 1999, from Knoll, Inc. to Arthur C. Graves.
10.13*	Summary of Arthur C. Graves 2009 Compensation.
10.14 (c)*	Amended and Restated Knoll, Inc. 1996 Stock Incentive Plan.
10.15 (c)*	Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan.
10.16 (a)*	Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan.
10.17 (m)*	Amended and Restated Knoll, Inc. 2007 Stock Incentive Plan.
10.18 (n)*	Knoll, Inc. Non-Employee Director Compensation Plan.
10.19 (e)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1996 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.20 (e)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.21 (c)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.22 (p)*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.23 (a)*	Form of Restricted Share Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.24 (g)*	Form of Amendment to Restricted Share Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.25 (p)*	Form of Restricted Share Agreement under the 1999 Stock Incentive Plan (time vesting).
10.26 (p)*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.27 (p)*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting).
10.28 (p)*	Form of Restricted Share Agreement under the Non-Employee Director Compensation Plan (time vesting).
10.29 (o)	Asset Purchase Agreement, dated September 13, 2007, among El Leather Acquisition LLC, Teddy & Arthur Edelman, Limited, John Edelman, The Edelman Family Grantor Retained Annuity Trust and John McPhee.
10.30 (k)	Agreement between the Knoll, Inc. Grand Rapids and United Brotherhood of Carpenters and Joiners of America Carpenters Industrial Council Local 1615, dated August 27, 2006.
10.31 (a)*	Form of Director and Officer Indemnification Agreement.
10.32 (a)*	Offer Letter, dated October 6, 2004, from Knoll, Inc. to John F. Maypole.
10.33 (a)*	Form of Knoll Employee Stock Purchase Plan.
10.34 (f)*	Offer Letter, dated November 23, 2005, from Knoll, Inc. to Stephen F. Fisher.

Exhibit Number	Description
10.35 (g)*	Summary of Informal Healthcare Severance Policy.
10.36 (h)	Stock Purchase Agreement, dated August 1, 2006, between Knoll, Inc. and Warburg Pincus Ventures, L.P.
10.37 (j)*	Offer Letter, dated September 25, 2006, from Knoll, Inc. to Sarah E. Nash.
10.38 (s)*	Andrew B. Cogan 2009 Incentive Compensation Letter, dated December 2, 2008.
10.39 (s)*	Lynn M. Utter 2009 Incentive Compensation Letter, dated December 2, 2008.
10.40 (s)*	Barry L. McCabe 2009 Incentive Compensation Letter, dated December 2, 2008.
10.41 (s)*	Stephen A. Grover 2009 Incentive Compensation Letter, dated December 2, 2008.
10.42 (s)*	Arthur C. Graves 2009 Incentive Compensation Letter, dated December 2, 2008.
21	Subsidiaries of Knoll, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney [(included on signature page)].
31.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference to Knoll, Inc.'s Registration Statement on Form S-1 (File No. 333-118901), which was declared effective by the Commission on December 13, 2004.

(b) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K, which was filed with the Commission on June 29, 2007.

(c) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

(d) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.

(e) See Exhibit 10.21. Exhibit is substantially identical to Exhibit 10.21.

(f) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 7, 2005.

(g) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005.

(h) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on August 3, 2006.

(i) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 11, 2006.

(j) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 27, 2006.

(k) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on August 28, 2006.

(l) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 10, 2007.
(m) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2007.
(n) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007.
(o) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 14, 2007.
(p) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.
(q) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the commission on May 12, 2008.
(r) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 25, 2008.
(s) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 8, 2008.
* Management Contract or Compensatory Plan or Arrangement required to be identified by Item 15(a) (3) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of March 2009.

KNOLL, INC.

By: /s/ ANDREW B. COGAN
Andrew B. Cogan
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew B. Cogan and Barry L. McCabe, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ BURTON B. STANIAR **Burton B. Staniar**	Chairman of the Board	March 2, 2009
/s/ ANDREW B. COGAN **Andrew B. Cogan**	Chief Executive Officer, Knoll, Inc. and Director	March 2, 2009
/s/ BARRY L. MCCABE **Barry L. McCabe**	Chief Financial Officer	March 2, 2009
/s/ JEFFREY A. HARRIS **Jeffrey A. Harris**	Director	March 2, 2009
/s/ SIDNEY LAPIDUS **Sidney Lapidus**	Director	March 2, 2009
/s/ KATHLEEN G. BRADLEY **Kathleen G. Bradley**	Director	March 2, 2009
/s/ JOHN F. MAYPOLE **John F. Maypole**	Director	March 2, 2009
/s/ SARAH E. NASH **Sarah E. Nash**	Director	March 2, 2009
/s/ STEPHEN F. FISHER **Stephen F. Fisher**	Director	March 2, 2009

KNOLL, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Expenses	Charge-Offs	Other (1)	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2006	3,826	1,224	1,660	(53)	3,337
Year ended December 31, 2007	3,337	1,560	710	(2)	4,185
Year ended December 31, 2008	4,185	6,011	983	(4)	9,217
Allowance for other non-trade receivables:					
Year ended December 31, 2006	1,651	—	274	—	1,377
Year ended December 31, 2007	1,377	—	335	—	1,042
Year ended December 31, 2008	1,042	—	425	—	617
Reserve for inventory valuation:					
Year ended December 31, 2006	5,031	2,239	982	174	6,462
Year ended December 31, 2007	6,462	2,638	2,250	59	6,909
Year ended December 31, 2008	6,909	1,620	1,273	422	6,834
Valuation allowance for deferred income tax assets:					
Year ended December 31, 2006	16,841	1,046	2,163	2,155	17,879
Year ended December 31, 2007	17,879	1	2,533	1,700	17,047
Year ended December 31, 2008	17,047	(1,679)	846	(5,281)	9,241
Reserve for warranty claims:					
Year ended December 31, 2006	5,521	9,667	7,775	23	7,436
Year ended December 31, 2007	7,436	11,637	9,135	140	10,078
Year ended December 31, 2008	10,078	11,007	9,327	230	11,528

(1) Primarily the impact of currency changes

Reconciliation of Non-GAAP Financial Measures

The following adjusted financial measures are calculated by excluding items that we believe to be infrequent or not indicative of our operating performance. Such items consist of expenses associated with restructuring and other charges and the write-off of deferred financing fees associated with the Company's old credit facility. We present these adjusted results because we consider them an important supplemental measure of our performance and believe it is useful to show ongoing results from operations distinct from items that are infrequent or not indicative of our operating performance.

These adjusted financial measures are not a measurement of our financial performance under United States generally accepted accounting principles, or GAAP, and should not be considered as an alternative to GAAP results. The adjusted financial results have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. In addition, in evaluating these adjusted measures, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of the adjusted measures below should not be construed as an inference that our future results will be unaffected by unusual or infrequent items. We compensate for these limitations by providing equal prominence of our GAAP results and using the adjusted results only supplementally.

	Twelve Months Ended December 31,	
	2008	2007
Earnings per Share—Diluted	$ 1.82	$ 1.45
Add back:		
Restructuring and other charges	0.06	—
Write-off of deferred financing fees	—	0.02
Adjusted Earnings per Share—Diluted	$ 1.88	$ 1.47

	Twelve Months Ended December 31,	
	2008	2007
Operating Profit ($mm)	$ 145.4	$ 142.2
Add back:		
Restructuring and other charges	4.6	—
Adjusted Operating Profit	$ 150.0	$ 142.2
Net Sales ($mm)	1,120.1	1,055.8
Adjusted Operating Margin	13.4%	13.5%

Annual Certifications

On March 2, 2009, we filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our annual report on Form 10-K. We also have submitted all certifications required under Section 303A.12(a) of the New York Stock Exchange Listed Company Manual in 2008.

Exhibit 31.1

Certification of Chief Executive Officer

I, Andrew B. Cogan, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ ANDREW B. COGAN

Andrew B. Cogan
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Barry L. McCabe, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ BARRY L. MCCABE

Barry L. McCabe
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew B. Cogan, Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 2, 2009

/s/ ANDREW B. COGAN

Andrew B. Cogan
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. McCabe, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 2, 2009

/s/ BARRY L. MCCABE

Barry L. McCabe
Chief Financial Officer

Corporate Information

Officers

Burton B. Staniar
Chairman of the Board

Andrew B. Cogan
Chief Executive Officer

Lynn M. Utter
President and Chief Operating Officer, Knoll North America

Barry L. McCabe
Executive Vice President and Chief Financial Officer

Arthur C. Graves
Executive Vice President– Sales and Distribution

David L. Schutte
Senior Vice President and Chief Marketing Officer

Benjamin A. Pardo
Senior Vice President, Director of Design

Michael A. Pollner
Vice President, General Counsel and Secretary

Marcia A. Thompson
Vice President, Human Resources

Board of Directors

Burton B. Staniar
Chairman of the Board, Knoll, Inc.

Andrew B. Cogan
Director
Chief Executive Officer, Knoll, Inc.

Kathleen G. Bradley
Director

Stephen F. Fisher
Director

Jeffrey A. Harris
Director

Sidney Lapidus
Director

John F. Maypole
Director

Sarah E. Nash
Director

Stock Listing

New York Stock Exchange
Ticker Symbol: KNL

Executive Offices

Knoll, Inc.
1235 Water Street
East Greenville, PA 18041
215 679-7991
www.knoll.com

Annual Stockholders Meeting
The annual meeting of Knoll, Inc. stockholders is scheduled for Monday, May 4, 2009, at 9 a.m., in the Knoll offices at 76 9th Avenue, New York, NY 10011

Independent Registered Public Accounting Firm
Ernst & Young, LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadephia, PA 19103

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43023
Providence, RI 02940-3023
www.computershare.com

Showrooms & Sales Offices

United States

Arizona
2901 North Central Ave., Ste. 160
Phoenix, AZ 85012
602 265-2231

California
317 Montgomery Street
San Francisco, CA 94104
415 837-2100

214 Wilshire Blvd., Suite 200
Santa Monica, CA 90401
310 289-5800

Colorado
1899 Wynkoop, Suite 150
Denver, CO 80202
303 722-1555

District of Columbia
1050 K Street NW
2nd Floor
Washington, DC 20001
202 973-0400

Florida
200 S. Biscayne Blvd
Suite 1700
Miami, FL 33131
305 571-0900

Georgia
1170 Howell Mill Road, NW
Suite 200
Atlanta, GA 30318
404 522-1835

Illinois
222 Merchandise Mart Plaza
Suite 1111
Chicago, IL 60654
312 454-6920

Indiana
621 East Ohio Street
Indianapolis, IN 46202
317 387-2385

Massachusetts
40 Broad Street
Boston, MA 02109
617 695-0220

Michigan
Oakland Towne Square
One Towne Square, Suite 250
Southfield, MI 48076
248 350-9600

Minnesota
275 Market Street, Ste. 535
Minneapolis, MN 55405
612 313-8100

Missouri
1903 Wyandotte
Kansas City, MO 64108
816 329-5000

New Jersey
1140 Route 22 East, Ste. 103,
CenterPointe IV
Bridgewater, NJ 08807
908 725-2003

New York
76 Ninth Avenue, 11th floor
New York, NY 10011
212 343-4000

North Carolina
227 West Trade Street, Suite 200
Charlotte, NC 28202
704 334-7252

Pennsylvania
2300 Chestnut Street, Ste. 410
Philadelphia, PA 19103
215 988-1788

Texas
1722 Routh Street
Suite 112
Dallas, TX 75201
214 741-5819

2800 Post Oak Blvd., 1st Floor
Houston, Texas 77056
713 629-5665

Washington
1124 First Avenue
Seattle, WA 98101
206 624-0174

Belgium

Avenue du Port 86c Havenlaan
B - 1000 Brussels
32 (0) 2715 1300

Canada

Ontario
109 Atlantic Avenue
Suite 200
Toronto, Ontario M6K 1XY
416 365-3000

France

268, bd Saint-Germain
75007 Paris
33 1 44 18 19 99

Italy

Piazza Bertarelli 2
Milano 20122
39 02 7222 291

United Kingdom

91 Goswell Road
Clerkenwell
London
EC1V 7EX

For over 70 years, Knoll has used modern design to connect people to their work, their lives, and their world.

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